Exhibit 99.3

CoinShares PLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except par value and share information)

	As of
	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$47,068	$64,243
Digital assets - held for operations	2,515,483	3,974,713
Digital assets - held as treasury	26,687	33,354
Digital asset exchange traded products	640,116	1,145,428
Trade receivables	4,041	3,491
Digital asset receivables, net of allowance for expected credit losses of $529 and $760, respectively	238,969	108,517
Prepaids and other current assets	9,891	13,326
Total current assets	3,482,255	5,343,072
Property and equipment, net	520	366
Operating right of use assets	2,765	2,957
Goodwill	2,820	2,820
Other intangible assets, net	10,646	11,897
Investments	20,067	18,850
Other non-current assets	2,164	2,316
Total assets	$3,521,237	$5,382,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
XBT Certificate Liabilities	$1,358,004	$2,465,007
XBT CS Physical Certificate Liabilities	1,326	1,279
CS Physical Certificate Liabilities	1,406,792	2,041,154
Digital asset payables	114,764	168,374
Amounts due to brokers	173,582	169,086
Trade and other payables	10,701	28,400
Notes payable, current	—	3,151
Operating lease liability, current portion	1,093	1,347
Total current liabilities	3,066,262	4,877,798
Notes payable, non-current	—	24,973
Operating lease liability, net of current portion	1,048	1,528
Other non-current liabilities	720	1,012
Total liabilities	3,068,030	4,905,311

Shareholders’ Equity
Ordinary shares, no par value, unlimited shares authorized; 131,780,209 shares issued and outstanding as of 30 June 2026	—	—
Additional paid-in capital	51,352	29,247
Accumulated other comprehensive income	16,433	16,671
Retained earnings	385,422	431,049
Total shareholders’ equity	453,207	476,967
Total liabilities and shareholders’ equity	$3,521,237	$5,382,278

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares PLC

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share information)

	For the Six Months Ended June 30,
	2026	2025
Revenue	$51,438	$79,950
Gains/(losses) from operations
Loss on digital assets and digital asset ETPs	(1,877,339)	(179,106)
Gain on certificate liabilities	1,754,778	86,169
Other operating gains	109,430	115,403
Total (losses)/gains from operations	(13,131)	22,466

Operating expenses
Cost of revenue (excluding depreciation and amortization)	7,706	8,787
Salaries and employee benefits	9,615	7,457
Share-based compensation	6,089	(171)
Professional fees	7,868	2,691
Marketing expense	3,335	2,225
Technology expense	2,545	2,057
Depreciation and amortization	2,164	1,409
Allowance for credit losses	(231)	(270)
Other general and administrative expenses	4,328	2,323
Total operating expenses	43,419	26,508

Operating (loss)/income	(5,112)	75,908

Other income (expenses)
(Loss)/gain on treasury digital assets	(15,398)	5,538
Fair value gain/(loss) on investments	1,099	(689)
Interest income	878	476
Interest expense	(5,089)	(2,976)
(Loss)/income before income taxes	(23,622)	78,257
Income tax expense	(313)	(657)
Net (loss)/income	$(23,935)	$77,600

Other comprehensive (loss)/income
Foreign currency translation adjustment	(238)	1,501
Total comprehensive loss/income	$(24,173)	$79,101

Net (loss)/income per share:
Basic	$(0.19)	$0.64
Diluted	$(0.19)	$0.62
Weighted average of ordinary shares used to compute net income per share:
Basic	125,685,405	120,600,818
Diluted	133,270,526	126,118,077

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares PLC

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands, except share information)

	Ordinary Shares		Treasury Shares	Additional Paid in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Capital	Income	Earnings	Total
Balance at January 1, 2025	121,601,091	$—	—	$38,064	$14,958	$342,621	$395,643
Share repurchases and options exercised, net	—	—	(2,080,946)	(8,829)	—	—	(8,829)
Dividends declared	—	—	—	—	—	(25,843)	(25,843)
Net income	—	—	—	—	—	77,600	77,600
Other comprehensive income/(loss)	—	—	—	—	1,501	—	1,501
Balance at June 30, 2025	121,601,091	$—	(2,080,946)	$29,235	$16,459	$394,378	$440,072

Balance at January 1, 2026	121,601,091	—	(2,078,210)	29,247	16,671	431,049	476,967
Shares issued in connection with the reverse recapitalization (1)	10,179,118	—	2,078,210	22,105	—	—	22,105
Elimination of pre-combination retained deficit of legal parent	—	—	—	—	—	(192)	(192)
Dividends declared	—	—	—	—	—	(21,500)	(21,500)
Net loss	—	—	—	—	—	(23,935)	(23,935)
Other comprehensive income/(loss)	—	—	—	—	(238)	—	(238)
Balance at June 30, 2026	131,780,209	$—	—	$51,352	$16,433	$385,422	$453,207

(1)	Ordinary Shares presented are shown exclusive of 2,078,210 treasury shares. These represented historic share repurchases which were cancelled and extinguished on the date of the reverse recapitalization, and accordingly no treasury shares remain outstanding at 30 June 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares PLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Six Months Ended June 30,
	2026	2025
Cash flows provided by / (used in) operating activities
Net (loss)/income	$(23,935)	$77,600
Adjustments to reconcile net income to net cash flow provided by / (used in) operating activities:
Digital assets revenue	(43,077)	(69,340)
Loss on digital assets and digital asset ETPs	1,877,339	179,106
Gain on certificate liabilities	(1,754,778)	(86,169)
Other operating gains	(109,430)	(115,403)
Digital asset trading expenses	125	50
Loss on treasury digital assets	15,398	(5,538)
Depreciation and amortization	2,164	1,409
Allowance for credit losses	(231)	(270)
Fair value (gain)/loss on investments	(1,099)	688
Share-based compensation	6,089	(171)
Other non-cash adjustments	846	56

Changes in operating assets and liabilities:
Net (purchases) sales of digital assets	(8,109)	425,768
Net redemption of XBT Certificate Liabilities	(105,652)	(278,187)
Digital asset ETPs, trade receivables and other assets	157,400	(47,939)
Trade payables, lease and other liabilities	(5,328)	2,785
Amounts due to brokers	4,497	27,976
Current tax liabilities	221	167
Net cash flow provided by operating activities	12,440	112,588

Cash flows (used in) / provided by investing activities
Purchases of intangible assets	(598)	(933)
Purchases of property and equipment	(292)	(196)
Net cash used in investing activities	(890)	(1,129)
Cash flows provided by / (used in) financing activities
Proceeds from reverse recapitalization, net of transaction costs	25,795	—
Repayment of long-term debt	(28,791)	—
Payments of lease liabilities	(855)	(465)
Proceeds from exercise of share options	—	458
Purchases of share options	(18,081)	(5,753)
Repurchase of ordinary shares	—	(10,617)
Dividends paid	(21,443)	(12,799)
Net cash used in financing activities	(43,375)	(29,176)

Net (decrease) / increase in cash and cash equivalents	(31,825)	82,283

Cash and cash equivalents at beginning of period	64,243	24,915
Effect of exchange rate changes	14,650	(33,963)
Cash and cash equivalents at end of period	$47,068	$73,235

Supplemental Disclosures
Cash paid for income taxes	$(95)	$(491)
Cash paid for interest	$(4,512)	$(2,967)
Cash received for interest	$878	$458

Non-cash Investing and Financing Activities
Net transfers to treasury digital assets	$8,418	$6,477

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

1. Organization, description of business, and nature of operations

CoinShares PLC (the “Company”) and its subsidiaries (together the “Group” or “CoinShares”) primarily operate in Jersey, Channel Islands. The Group’s principal activity is providing customers with exposure to the digital asset ecosystem through a range of financial products and services. The Company’s ordinary shares and warrants are listed on the Nasdaq Stock Market under the symbols “CSHR” and “CSHRW”, respectively.

The principal activity of the Company is to act as the parent entity of the Group. In this capacity, the Company provides strategic direction, governance, and oversight to its subsidiaries. While the Company undertakes certain operational activities from time to time, including investment-related transactions, financing activities, and the payment of expenses, these activities are ancillary to its primary role as the parent company of the Group. The Company is a public company limited by shares and is incorporated and domiciled in Jersey. The address of its registered office is 2nd Floor, 2 Hill Street, St Helier, Jersey JE2 4UA.

Basis of preparation

The Company was incorporated in Jersey on August 29, 2025 under the name Odysseus Holdings Limited and was formed solely for the purpose of effecting the business combination (the “Business Combination”) between CoinShares International Limited (“CSIL”) and Vine Hill Capital Investment Corp., a special purpose acquisition company whose securities were publicly traded on the Nasdaq Stock Market (“Vine Hill” or the “SPAC”). The Business Combination was consummated on March 31, 2026, at which time Vine Hill merged with and into a wholly owned merger subsidiary of the Company, CSIL became a wholly owned subsidiary of the Company pursuant to a scheme of arrangement under Jersey law, the Company became the ultimate parent company of the Group, and the Company was renamed CoinShares PLC.

CSIL was determined to be the accounting acquirer in the Business Combination. Vine Hill did not meet the definition of a business under ASC 805, Business Combinations, and the Company, having been newly formed solely to effect the Business Combination, is not a substantive entity and is therefore excluded from the identification of the accounting acquirer. Accordingly, the Business Combination was not accounted for as a business combination under ASC 805, but as a reverse recapitalization, which is treated as the equivalent of CSIL issuing shares for the net assets of Vine Hill, accompanied by a recapitalization. The net assets of Vine Hill were stated at historical cost, with no goodwill or other intangible assets recognized. Because the Company survives as the ultimate parent company of the Group, the reverse recapitalization is presented by reference to the Company’s legal capital structure. These unaudited condensed consolidated financial statements accordingly represent a continuation of the financial statements of CSIL, and the results of operations of the Company for the period prior to the Reverse Recapitalization are not included. The ordinary shares, share capital and additional paid-in capital of CSIL, and the weighted-average number of ordinary shares used to compute earnings per share, have been retrospectively adjusted for all periods presented to reflect the legal capital structure of the Company using the exchange ratio established in the Reverse Recapitalization. See Note 7 for further discussion of the Reverse Recapitalization.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) pertaining to interim financial statements. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, consistent with Article 10 of Regulation S-X, and these financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim financial information have been included and are of a normal, recurring nature. Unaudited interim results are not necessarily indicative of the results to be expected for the full fiscal year.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

1. Organization, description of business, and nature of operations (cont.)

Significant accounting policies

The accounting policies and methods of computation applied in the preparation of these unaudited condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements of CSIL for the year ended December 31, 2025, and there have been no new accounting policies adopted during the six months ended June 30, 2026 that have had a material effect on the Group. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes of CSIL for the fiscal years ended December 31, 2025, 2024 and 2023 included in the Company’s annual report on Form 20-F (File No. 001-43222), which was initially filed with the SEC on April 30, 2026 and from which the accompanying condensed consolidated balance sheet as of December 31, 2025 was derived.

Warrants

Warrants issued or assumed by the Group are assessed under ASC 815 – Derivatives and Hedging. Warrants that meet the criteria for equity classification are recorded in equity at fair value on initial recognition and are not subsequently remeasured. Warrants classified as liabilities are measured at fair value, with changes recognised in profit or loss. The Company’s public warrants, assumed on completion of the reverse recapitalisation, are equity-classified.

Emerging Growth Company

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC that reports under U.S. GAAP can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition periods. As a result of this election, these unaudited condensed consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of the effective dates applicable to public companies.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to income tax disclosures, which enhances the disclosure requirements for the income tax rate reconciliation, domestic and foreign income taxes paid, requiring disclosure of disaggregated income taxes paid by jurisdiction, unrecognized tax benefits, and modifies other income tax-related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which as amended by subsequent ASUs on the topic requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The standard is effective for the Company for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, and the standard is to be applied either prospectively or by a retrospective transition approach. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE). This standard clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The standard is effective for the Company for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date. The Company is currently evaluating the impact of this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard allows entities to apply a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers. The standard is effective for the Company for fiscal year beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively. The Company is currently evaluating the impact of this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

1. Organization, description of business, and nature of operations (cont.)

Recently issued accounting pronouncements not yet adopted (cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) — Narrow-Scope Improvements. The ASU clarifies the scope of interim reporting guidance, reorganizes disclosure requirements for ease of navigation, and introduces a principle requiring disclosure of material events occurring after the last annual reporting period but before interim financial statements are issued. The ASU does not create new disclosure requirements but improves clarity and consistency in presentation. As an EGC, the Company has elected to adopt the standard based on the effective date applicable to non-public business entities. Accordingly, the standard is effective for interim periods within fiscal years beginning after December 15, 2028. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

2. Operating segment information

The Group’s operating segments are the components of the business for which discrete financial information is regularly provided to and reviewed by the Chief Executive Officer, the Group’s CODM. Substantially all of the Group’s revenues are generated in its country of domicile, and revenues from foreign jurisdictions are not material for the periods presented. Accordingly, revenues are not presented by geographic jurisdiction. Based on this internal reporting structure, the Group has identified the following operating segments: Asset Management and Capital Markets. Management organizes the business around these two segments, each with its own leadership team and dedicated resources. The CODM reviews discrete financial information for each operating segment to assess performance and allocate resources. Accordingly, the Group identifies its operating segments based on this internal management reporting structure, consistent with the management-approach framework under ASC 280, Segment Reporting as amended by ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.

Consistent with ASC 280, the segment disclosures are presented on a basis consistent with the information received by the CODM for the current period.

The CODM does not receive segment-level balance sheet information; therefore, segment assets are not disclosed.

Asset Management

The Asset Management segment comprises the Group’s regulated digital-asset investment products, including its suite of ETPs and exchange-traded funds (“ETFs”) that provide investors with exchange-listed exposure to cryptocurrencies and blockchain-related themes.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

2. Operating segment information (cont.)

Capital Markets

The Capital Markets segment is the Group’s trading, liquidity, and balance-sheet deployment engine, focused on proprietary trading and arbitrage, staking and lending of digital assets, treasury/liquidity management, and other yield- and spread-generating activities that support the broader platform. These operations facilitate product creation/redemption flows, manage the deployment of digital assets to earn yield, and execute the operational and risk-management flows necessary to maintain liquidity across the business.

The measure of profitability that the CODM uses to assess segment performance and allocate resources is segment EBITDA. Segment EBITDA excludes share-based compensation, depreciation and amortization, interest income, interest expense, gain/(loss) on treasury digital assets, fair value gain/loss on investments and pricing differentials arising from valuation differences between certain financial instruments held and their underlying digital asset exposures. The Group’s segment EBITDA was reconciled to income before income taxes, and it is presented in the tables below. In evaluating segment results, the CODM is regularly provided with information on the following significant expense categories at the segment level: cost of revenue, salaries and employee benefits, professional fees, marketing expenses, and technology expenses

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

2. Operating segment information (cont.)

The following is an analysis of the Group’s results by reportable segment for the six months ended June 30, 2026:

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$40,002	$11,436	$—	$51,438

Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(1,864,208)	(15,751)	2,620	(1,877,339)
Gain/(loss) on certificate liabilities	1,754,778	18,690	(18,690)	1,754,778
Other operating gains/(losses)	109,430	486	(486)	109,430
Total gains/(losses) from operations	—	3,425	(16,556)	(13,131)

Total revenues, gains/(losses) from operations (2)	$40,002	$14,861	$(16,556)	$38,307

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(5,043)	(2,663)	—	(7,706)
Salaries and employee benefits	(3,599)	(2,459)	(1,879)	(7,937)
Professional fees	(943)	(872)	(5,790)	(7,605)
Marketing expenses	(1,413)	—	(1,922)	(3,335)
Technology expense	(419)	(574)	(1,552)	(2,545)
Allowance for credit losses	—	231	—	231
Other general and administrative expenses	(1,068)	(1,389)	(1,871)	(4,328)
XBT/ETP Pricing differential (4)	—	—	16,556	16,556
Segment EBITDA	$27,517	$7,135	$(13,014)	$21,638

Share based compensation	—	—	(6,089)	(6,089)
Depreciation and amortization	(1,259)	(452)	(453)	(2,164)
Interest income	293	293	292	878
Interest expense	(1,696)	(1,696)	(1,697)	(5,089)
Loss on treasury digital assets	—	—	(15,398)	(15,398)
Fair value loss on investments	—	—	1,099	1,099
Non-recurring expenses (5)	(758)	(564)	(619)	(1,941)
XBT/ETP Pricing differential (4)	—	—	(16,556)	(16,556)
Income/(loss) before income taxes	$24,097	$4,716	$(52,435)	$(23,622)

(1)	Unallocated represents other business activities and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.
(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.
(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging, as outlined further in Note 6. These differences result in unrealized gains or losses that are driven by market spreads.
(5)	Segment EBITDA excludes one-off transactions and other non-recurring items that are not considered indicative of the Group's ongoing operating performance.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

2. Operating segment information (cont.)

The following is an analysis of the Group’s results by reportable segment for the six months ended June 30, 2025.

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$59,613	$22,149	$(1,812)	$79,950

Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(201,572)	21,771	695	(179,106)
Gain on certificate liabilities	86,169	(19,063)	19,063	86,169
Other operating gains	115,403	1,636	(1,636)	115,403
Total gains from operations	—	4,344	18,122	22,466

Total revenues, gains/(losses) from operations (2)	$59,613	$26,493	$16,310	$102,416

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(7,123)	(1,664)	—	(8,787)
Salaries and employee benefits	(2,775)	(2,206)	(2,476)	(7,457)
Professional fees	(842)	(610)	(1,239)	(2,691)
Marketing expenses	(1,044)	(10)	(1,171)	(2,225)
Technology expense	(507)	(470)	(1,080)	(2,057)
Allowance for credit losses	—	270	—	270
Other general and administrative expenses	(999)	(542)	(782)	(2,323)
XBT/ETP Pricing differential (4)	—	—	(18,122)	(18,122)
Segment EBITDA	$46,323	$21,261	$(8,560)	$59,024

Share based compensation	—	—	171	171
Depreciation and amortization	(1,025)	(192)	(192)	(1,409)
Interest income	159	159	158	476
Interest expense	(992)	(992)	(992)	(2,976)
Gain on treasury digital assets	—	—	5,538	5,538
Fair value gain on investments	—	—	(689)	(689)
XBT/ETP Pricing differential (4)	—	—	18,122	18,122
Income/(loss) before income taxes	$44,465	$20,236	$13,556	$78,257

(1)	Unallocated represents other business activities below the quantitative thresholds when determining the entity’s reportable segments and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.
(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.
(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging as outlined further in Note 6. These differences result in unrealized gains or losses that are driven by market spreads.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

3. Revenue

The Group’s revenue consists of the following:

	For the Six Months Ended June 30,
	2026	2025

Management fees	$40,002	$59,613
Staking revenue	6,642	9,823
Lending book interest	2,432	4,927
Other revenue	2,362	5,587
Total Revenue	$51,438	$79,950

Management fees

The Group’s management fees consist of the following:

	For the Six Months Ended June 30,
	2026	2025

CoinShares XBT Provider AB	$27,787	$44,762
CoinShares Physical	8,686	12,418
Block Index	2,057	1,198
CoinShares U.S.	1,341	1,235
Other	131	—
Total Management Fees	$40,002	$59,613

Management fees derived from CoinShares XBT Provider AB are denominated in fiat but remain held in digital assets until redemption and are therefore non-cash impacting upon recognition. Management fees derived from CoinShares Physical are denominated in digital assets and, although liquidated to cash on a monthly basis, are also non-cash impacting upon recognition. For the six months ended June 30, 2026 and 2025, $33.2 million and $52.5 million respectively, is therefore included as a non-cash adjustment to digital assets revenue within the consolidated statements of cash flows.

Staking revenue, Lending book interest, and other revenue

	For the Six Months Ended June 30,
	2026	2025

Staking revenue	$6,642	$9,823
Lending book interest	2,432	4,927
Other revenue:
Other digital asset income	—	—
Other operating income	1,510	3,363
Fee rebates	852	2,224
Total other revenue	$2,362	$5,587

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

3. Revenue (cont.)

Staking revenue, lending book interest, other digital asset income and a portion of fee rebates are received in digital assets and therefore non-cash impacting. All staking revenue and lending book interest is non-cash and is described as such in the consolidated statement of cash flows. For the six months ended June 30, 2026 and 2025, the Group classified non-cash revenue for staking, lending book interest, and other digital asset income in the amounts of $9.9 million and $17.0 million, respectively, in digital assets revenue within the consolidated statements of cash flows.

4. Other operating gains

The other operating gains consists of the following:

	For the Six Months Ended June 30,
(in thousands)	2026	2025
(Loss)/gain on digital asset payables/receivables	$(42,101)	$10,287
Gain on derivatives (1)	82,677	1,202
Gain of foreign exchange	6,060	30,474
Gain on other operating activities	62,794	73,440
Total other operating gains	$109,430	$115,403

(1)	The Group holds perpetual and futures derivative contracts both referencing and settled in digital assets, for the purpose of hedging its liability to holders of the XBT certificate liabilities. Gains on these derivatives increased from $1,202 for the period ended 30 June 2025 to $82,677 for the period ended 30 June 2026. The size of gains on derivatives fluctuates based on the Group's operational needs and prevailing market conditions.

5. Digital assets and digital asset ETPs

Digital Assets

The following table summarizes digital assets held by the Group for operations:

	As of
	June 30, 2026			December 31, 2025
(in thousands), except units	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Bitcoin	23,353	$1,700,003	$1,363,071	24,357	$2,438,104	$2,132,819
Ethereum	380,093	916,250	594,499	359,966	1,190,456	1,069,940
Solana	3,324,735	280,087	243,658	2,951,168	588,725	367,985
XRP	148,664,422	203,106	154,125	129,750,947	318,238	238,776
Other digital assets (1)(2)	Not meaningful	206,154	160,130	Not meaningful	276,915	165,193
Total digital assets		$3,305,600	$2,515,483		$4,812,438	$3,974,713

(1)	Includes various other digital asset balances, none of which individually represented a material amount of the fair value of total digital assets.
(2)	Excludes various stablecoins held with a total fair value of $26.2 million and $8.2 million as of June 30, 2026 and December 31, 2025, respectively, which are reflected within digital asset receivables in the consolidated balance sheets.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

5. Digital assets and digital asset ETPs (cont.)

The following table summarizes digital assets held by the Group for treasury purposes:

	As of
	June 30, 2026			December 31, 2025
(in thousands), except units	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Bitcoin	235	$17,929	$13,729	235	$22,790	$20,546
Ethereum	6,077	16,661	9,517	2,596	8,421	7,717
Solana	46,933	4,455	3,441	40,910	8,025	5,091
Total digital assets		$39,045	$26,687		$39,236	$33,354

These holdings are used to provide exposure to digital assets and are held as part of the Group’s collateral management obligations. Of this balance, $nil and $136.0 million as of June 30, 2026 and December 31, 2025, respectively, is held as collateral with Reyl Bank in respect of a loan facility. The loan with Reyl Bank was repaid during the period, meaning that the collateral is no longer required.

Additionally, the Company held digital asset exchange traded products at June 30, 2026 and December 31, 2025 of $640.1 million and $1,145.4 million, respectively. All of the Group’s holdings of Digital asset exchange traded products reference Bitcoin as the underlying.

6. Certificate liabilities

The certificate liabilities of the Group comprise those arising from the issuance of the CoinShares XBT Provider, CoinShares Physical, and CoinShares XBTP Physical ETPs.

XBT Provider certificate liabilities are cash-settled instruments under which investors receive, upon redemption, a cash amount linked to the value of the referenced digital asset, net of applicable fees.

CoinShares Physical ETPs provide exposure to specified digital assets and are settled by delivery of the referenced digital asset upon redemption.

The certificates do not bear contractual interest. Investor returns are determined primarily by reference to the performance of the underlying digital asset, subject to applicable management fees. The certificates are generally open-ended and may be redeemed at the election of the holder in accordance with the applicable product terms.

The fair value of the certificate liabilities is primarily driven by (i) the market price of the referenced digital asset and (ii) the number of certificates outstanding. To economically hedge its exposure, the Group holds corresponding digital assets against its CS Physical and XBT Physical Certificate Liabilities, and holds a mix of corresponding digital assets, digital asset ETPs and digital asset futures against its XBT Provider Certificate Liabilities.

CS Physical and XBTP Physical ETP certificates are settled in the referenced digital assets and the Group holds the same number and type of digital assets. Similarly, the number and type of digital assets referenced by the XBT Provider certificates are offset by holdings of assets tracking the same number and type of digital assets, maintaining a perfect economic hedging relationship. For these certificate liabilities, because the certificate liabilities are fair valued based on the referenced digital assets, fair value movements are equal and opposite and have no net impact to income or loss.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

6. Certificate liabilities (cont.)

However, because holders of the XBT Provider certificates have a cash redemption option, the fair value of the XBT Certificate Liabilities is measured based on the last traded price of the associated ETP adjusted for material market movements in the underlying referenced digital asset prices. The total fair value of the XBT Provider certificates will typically be lower than the fair value of the total corresponding digital assets held to economically hedge the exposure at June 30, 2026 and December 31, 2025. As a consequence, changes in fair values at any given point in time will similarly not be equal and opposite resulting in a net impact to income or loss —which is defined by management as the “XBT pricing differential”.

The relationship and fair value of the certificate liability programs and the assets held to hedge them are presented below:

Liabilities			Assets
Name	Fair value methodology	Type of asset economically hedging the liability	Fair value methodology	Location on Consolidated Balance Sheets
CS Physical Certificate Liabilities	Price of referenced digital asset	Referenced digital asset	Quoted price of digital asset in principal market at 11:59:59 GMT	Digital assets – held for operations
XBT Physical Certificate Liabilities	Price of referenced digital assets	Referenced digital asset	Quoted price of digital asset in principal market at 11:59:59 GMT	Digital assets – held for operations
XBT Certificate Liability	Traded price of XBT certificate liability, adjusted for material market conditions related to movements in the underlying coin prices through 11:59:59 GMT	Referenced digital asset	Quoted price of digital asset in principal market at 11:59:59 GMT	Digital assets – held for operations
		Digital asset ETPs which track the referenced digital asset price	Price of digital asset ETP	Digital asset exchange traded products
		Digital asset futures which track the referenced digital asset price	Price of digital asset future	Prepaids and other current assets Other non-current assets

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

6. Certificate liabilities (cont.)

	For the Six Months Ended June 30,
	2026	2025
Gains from operations, net of change in XBT pricing differential	$3,425	$4,344
(Loss)/Gain from change in XBT pricing differential	(16,556)	18,122
Total (losses)/gains from operations	$(13,131)	$22,466

While this gain or loss is included in operating income, it reflects a temporary unrealized gain or loss that is caused by differences in the timing of secondary market conditions impacting the assets and liabilities that form the XBT hedging relationship and not the ongoing operational strategy of the Group to economically hedge its assets and liabilities based on a matching of nominal values. As noted in Note 2, Operating segment information, management adjusts for the (Loss)/Gain from change in XBT pricing differential arriving at its measure of segment profitability Segment EBITDA, where it is referred to as the XBT pricing differential.

The table below disaggregates the balance of the certificate liabilities by corresponding referenced digital assets:

	As of
	June 30, 2026	December 31, 2025
CoinShares XBT Provider
CoinShares XBTP - Bitcoin	$1,042,940	$1,768,572
CoinShares XBTP - Ethereum	315,064	696,435
Total XBT Certificate Liabilities	$1,358,004	$2,465,007

CoinShares Physical
CoinShares Physical - Bitcoin	$882,116	$1,222,197
CoinShares Physical - Staked Ethereum	195,192	291,152
CoinShares Physical - Staked Solana	111,714	189,058
CoinShares Physical - XRP	125,444	226,084
CoinShares Physical - Other	92,326	112,663
Total CS Physical certificate liabilities	$1,406,792	$2,041,154

CoinShares XBT Provider Physical
CS XBTP Physical Staked Solana	$542	$613
CS XBTP Physical Other	784	666
Total XBT CS Physical Certificate Liabilities	$1,326	$1,279

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

6. Certificate liabilities (cont.)

Breakdown of certificate type by number and value:

(in thousands, except number of certificates)	As of
	Number of certificates		Dollars
Certificate type	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Bitcoin Tracker One	2,096,355	2,249,885	$517,474	$885,201
Bitcoin Tracker Euro	213,291	225,032	525,465	883,371
Ether Tracker One	10,148,660	10,353,931	120,558	265,659
Ether Tracker Euro	1,642,761	1,677,905	194,507	430,776
CoinShares Bitcoin ETP	15,706,757	14,488,307	882,113	1,222,197
CoinShares Ethereum Staking ETP	4,123,973	3,251,673	195,192	291,152
CoinShares Litecoin ETP	800,220	698,920	6,161	9,992
CoinShares XRP ETP	3,274,564	3,298,284	125,444	226,083
CoinShares Polkadot Staking ETP	3,216,000	2,775,000	3,229	6,010
CoinShares Tezos Staking ETP	3,807,400	3,760,900	4,681	10,909
CoinShares Solana Staking ETP	13,466,523	13,560,223	111,714	189,058
CoinShares Chainlink ETP	13,753,400	13,483,400	9,233	15,577
CoinShares Uniswap ETP	10,827,500	8,387,500	2,814	4,483
CoinShares Cardano Staking ETP	61,015,625	47,690,625	9,659	17,354
CoinShares Cosmos Staking ETP	1,630,500	1,630,500	1,490	1,864
CoinShares Polygon Staking ETP	3,501,500	3,101,500	2,737	3,497
CoinShares Algorand Staking ETP	8,229,700	7,794,700	7,306	9,225
CoinShares SEI Staking ETP	2,111,000	1,985,000	1,012	2,227
CoinShares TON Staking ETP	360,000	110,000	276	91
CoinShares BNB Staking ETP	10,000	—	27	—
CoinShares Hyperliquid Staking ETP	4,730,200	—	19,832	—
CoinShares Physical Top 10 Crypto Market	423,800	332,600	7,766	10,037
CoinShares Physical Smart Contract Platform	112,000	119,000	1,443	2,412
CoinShares Finanzen.net Top 10 Crypto ETP	1,683,000	1,394,500	14,663	18,986
CoinShares XBTP Physical Litecoin	20,000	20,000	59	108
CoinShares XBTP Physical XRP	153,000	63,000	311	232
CoinShares XBTP Physical Chainlink	30,000	30,000	74	129
CoinShares XBTP Physical Uniswap	45,000	5,000	122	29
CoinShares XBTP Physical Staked Cardano	163,000	23,000	167	56
CoinShares XBTP Physical Staked Polkadot	60,000	60,000	51	112
CoinShares XBTP Physical Staked Solana	240,000	160,000	542	613
Total certificates	167,595,729	142,730,385	$2,766,122	$4,507,440

Issuances in relation to CoinShares Physical certificates result in the receipt of digital assets, not cash, and therefore do not impact changes in operating activities within the consolidated statements of cash flows. Management fee is net of the increase in the coin entitlement arising from the staking proceeds owed to CS Physical noteholders for staked products.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

7. Reverse recapitalizations

Reverse recapitalization with Vine Hill Capital Investment Corp

On September 8, 2025, CoinShares International Limited (“CSIL”) entered into a Business Combination Agreement with Vine Hill Capital Investment Corp (“Vine Hill”), a special purpose acquisition company, and Odysseus Holdings Limited, a Jersey company subsequently renamed CoinShares PLC (“CS PLC”). The transaction completed on March 31, 2026. Vine Hill merged into a merger subsidiary of CS PLC, and CSIL became a wholly owned subsidiary of CS PLC under a Jersey scheme of arrangement. CS PLC is now the publicly listed parent of the Group.

Accounting treatment

CSIL was determined to be the accounting acquirer whilst Vine Hill was deemed to be a special purpose acquisition company whose activities were limited principally to holding cash and investments in trust and seeking a business combination. Management concluded that Vine Hill did not meet the definition of a business under ASC 805, Business Combinations.

Accordingly, the transaction was accounted for as a reverse recapitalization rather than a business combination under ASC 805. The consolidated financial statements therefore represent a continuation of CSIL’s financial statements, with CSIL and Vine Hill’s assets and liabilities recognized at their historical carrying amounts. No goodwill or other intangible assets were recognized.

Capital issuance

On completion, the Company issued 119,522,880 ordinary shares to existing CSIL shareholders, 6,564,647 ordinary shares to the PIPE investor, including commitment-fee shares, and 1,292,681 ordinary shares to non-redeeming Vine Hill shareholders.

Ordinary shares
Recipient	Number
CSIL shareholders (excluding PIPE shares)	119,522,880
PIPE investor	6,564,647
Non-redeeming Vine Hill public shareholders	1,292,681
Shares issued to Vine Hill Capital Sponsor I LLC	4,400,001
Total	131,780,209

The Company also assumed 10,999,993 Vine Hill public warrants with a fair value of $1,045,000 at the date of assumption. Each whole warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. The warrants became exercisable 30 days after completion and expire on 31 March 2031, or earlier upon redemption.

Warrants issued or assumed by the Group are assessed under ASC 815-40. The Company’s public warrants are equity-classified because they are indexed to the Company’s own Ordinary Shares and meet the conditions for equity classification: each warrant settles into a fixed number of shares at a fixed exercise price, the Company controls settlement, and there are no provisions that could require net cash settlement in circumstances outside the Company’s control or whose terms vary with the identity of the holder. Accordingly, they were recorded in equity at fair value on initial recognition and are not subsequently remeasured. The private placement warrants, which contained holder-dependent settlement features, were forfeited and cancelled on completion.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

7. Reverse recapitalizations (cont.)

Cash proceeds

$
Gross PIPE cash proceeds	48,980
Less: PIPE placement fee	(2,500)
Less: transaction costs apportioned to PIPE shares	(20,469)
Total Net PIPE proceeds	26,011

Gross trust cash attributable to non-redeeming shareholders	13,844
Less: transaction costs apportioned to SPAC shares	(17,750)
Total Net SPAC shareholder proceeds	(3,906)
Total	22,105

The PIPE financing generated gross cash proceeds of $49.0 million and incurred a $2.5 million placement fee. The Group also received $13.8 million of gross cash from Vine Hill’s trust account attributable to non-redeeming shareholders. Vine Hill shareholders redeemed 20,707,319 shares for approximately $221.8 million before completion of the transaction.

Transaction costs of $40.7 million that were directly attributable to the issuance of equity were recognized as a reduction of additional paid-in capital, and have been allocated above according to the number of shares issued.

The Group’s historical share capital has been retrospectively adjusted to reflect the legal capital structure of CoinShares PLC. Comparative share and earnings per share information has similarly been retrospectively adjusted using the exchange ratio established in the transaction.

The Group recorded a charge of $6.1 million to settle its historic liability classified share based compensation program, done in preparation to create a new plan subsequent to the Business Combination.

8. Related Party Transactions

The Group discloses transactions with related parties which are not consolidated. Where appropriate, transactions of a similar nature are aggregated unless separate disclosure is necessary to understand the effect of the transactions on the Group’s consolidated financial statements.

The Group has an investment in Komainu Holdings Limited (‘KHL’) of which Mr. Jean-Marie Mognetti is a minority shareholder and previously a director before resigning on January 15, 2025. The Group has a recharge agreement with KHL which allows for use of office facilities. During the six months ended June 30, 2026 and 2025, the Group charged KHL $89 thousand and $86 thousand, respectively, under the recharge agreement. As of June 30, 2026 and December 31, 2025, $15 thousand and $15 thousand, respectively, remained outstanding.

Komainu (Jersey) Limited (“KJL”), a wholly owned subsidiary of KHL, provides custodial services to the Group. For the six months ended June 30, 2026 and 2025, the Group paid fees to KJL of $740 thousand and $2.1 million respectively. As of June 30, 2026 and December 31, 2025, $127 thousand and $227 thousand, respectively, remained outstanding.

StableMint is an investee company of the Group. For the six months ended June 30, 2026 and 2025, the Group settled expenditures on behalf of StableMint totaling $2 thousand and $2 thousand, respectively. As of June 30, 2026 and December 31, 2025, no amounts remained outstanding.

The Non-Executive directors of the Group receive remuneration for their role. For the six months ended June 30, 2026 and 2025, they have received $395 thousand and $185 thousand respectively. As of June 30, 2026 and December 31, 2025, $nil and $14 thousand, respectively, remained outstanding. The Group has also reimbursed expenses for period of $126 thousand.

CoinShares PLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, unless otherwise stated)

9. Earnings Per Share

The Group follows ASC 260, Earnings Per Share, which requires presentation of basic and diluted income per share (“EPS”) on the face of the statement of operations and comprehensive income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Following the reverse recapitalization completed on March 31, 2026, the weighted-average number of ordinary shares and earnings per share for all prior periods presented have been retrospectively adjusted to reflect the capital structure of the Group’s new legal parent, CoinShares PLC, using the applicable exchange ratio of 1.8237.

This adjustment affects share and per-share information only and has no impact on previously reported net income.

The calculation of the basic and diluted earnings per share is based on the following data:

	For the Six Months Ended June 30,
	2026	2025
Earnings
(Loss)/earnings for the purposes of basic earnings per share	$(23,935)	$77,600
Effect of dilutive instrument on net income	—	—
(Loss)/earnings for the purposes of diluted earnings per share	$(23,935)	$77,600

	For the Six Months Ended June 30,
	2026	2025
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	125,685,405	120,600,818
Weighted effect of dilutive potential ordinary shares: Share options	7,585,121	5,517,259
Weighted average number of ordinary shares for the purposes of diluted earnings per share	133,270,526	126,118,077

Basic (loss)/earnings per share	$(0.19)	$0.64
Diluted (loss)/earnings per share	$(0.19)	$0.62

As noted above, the share options are liability classified and therefore the outstanding shares at June 30, 2026 and December 31, 2025 were excluded from diluted EPS.

10. Subsequent Events

On July 16, 2026 the CoinShares Group launched the CoinShares Bitcoin Mining UCITS on the Deutsche Börse Xetra, which subsequently began trading on July 21, 2026.

On October 1, 2025, the Group announced the strategic acquisition of Bastion Asset Management Limited (“Bastion”), a London-based, UK Financial Conduct Authority (FCA) regulated crypto-focused alternative investment manager. The terms of the acquisition require certain pre-completion actions to be taken. The purchase price for the transaction is $4.5 million. This acquisition was completed on September 1, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of CoinShares PLC (together with its subsidiaries, “CoinShares”, the “Group”, “we”, “our”) should be read in conjunction with the Group’s Unaudited Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2026 and for each of the six-month periods ended June 30, 2026 and 2025 and the related notes thereto. This discussion contains forward-looking statements within the meaning of applicable securities laws that involve risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements because of various factors, including those described under “Risk Factors” and “Forward-Looking Statements” in the amended registration statement. CoinShares PLC and its subsidiaries’ historical results are not necessarily indicative of the results that may be expected for any period in the future. All financial information is presented in U.S. dollars. Certain totals may not sum due to rounding.

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. As this represents the Group’s first interim period prepared under U.S. GAAP, prior period information has been presented on a comparable basis. The adoption of U.S. GAAP has resulted in changes to the recognition and presentation of certain items, including digital assets, which will affect the comparability of results to prior periods previously reported under IFRS. The change in functional currency of the parent entity from GBP to USD did not have a material impact on the Group’s results of operations or financial position, as the parent entity has limited foreign currency exposure.

The financial statements included in this prospectus contains two balance sheets of CoinShares PLC as of December 31, 2025 that are not comparable to each other. The audited annual balance sheet presents the Company on a pre-combination, standalone basis as a newly formed entity with nominal assets and operations prior to the closing of the SPAC Merger on March 31, 2026. The comparative December 31, 2025 balance sheet included in the unaudited condensed consolidated interim financial statements as of June 30, 2026 presents the Company on a post-combination basis, reflecting a continuation of the financial statements of CSIL as the accounting acquirer in the SPAC Merger. See the notes to each set of financial statements for a further description of their respective bases of presentation. For an understanding of the Company’s ongoing operating trends, investors should refer to (i) the unaudited condensed consolidated interim financial statements of CoinShares PLC as of and for the six months ended June 30, 2026, (ii) the audited consolidated financial statements of CSIL as of December 31, 2025, and (iii) the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

CoinShares Overview

CoinShares is an investment platform specialized in digital assets, combining an asset management business with integrated Capital Markets capabilities. The Group’s economic model is driven primarily by recurring management fees that accrue daily as a percentage of assets under management, complemented by returns generated through staking, lending, trading, execution and balance sheet activities that support the broader investment platform.

Because management fees accrue as a percentage of AUM while a substantial portion of the Group’s operating cost base does not vary with AUM in the short term, the model is designed to generate operating leverage as AUM grows. The same relationship operates in reverse during periods of declining digital asset prices. The integration of Asset Management and Capital Markets allows the Group to generate additional returns from the infrastructure and balance sheet required to operate its products.

The Group operates within a multi-jurisdictional regulatory framework and applies a security-first operating model across its two operating segments: Asset Management and Capital Markets (referred to herein as the “Asset Management Segment” and “Capital Markets Segment”).

Our Operations

Our financial results reflect a combination of:

●	Recurring Asset Management revenues, derived primarily from management fees accruing daily based on assets under management;

●	Capital Markets Revenue and Gains, arising from the Group’s Capital Markets activities, including trading and hedging strategies, staking, lending and liquidity provisioning in support of the Group’s product platform; and

●	A cost base that management seeks to manage efficiently, with a focus on delivering operating leverage as the business scales.

Key Performance Indicators and Metrics:

Management evaluates the performance of the Group using the following Key Performance Indicators and Metrics:

●	Asset Management fees;

●	Capital Markets Revenue and Gains (a non-GAAP measure);

●	Revenue and Gains from Operations (a non-GAAP measure);

●	Operating Income;

●	Net Income;

●	Available Capital Position (a non-GAAP measure); and

●	Segment EBITDA (included herein within Segment Reporting).

These measures are considered primary indicators of the Group’s underlying operating performance.

Gains and losses on digital asset exposure and gains and losses on certificate liabilities can result in significant volatility in reported results. These movements are largely driven by changes in digital asset prices and represent economically linked positions on the Group’s balance sheet.

As a result, management focuses on the net impact of these items, which is reflected within Capital Markets’ revenue and gains, as a more meaningful measure of the performance of the Group’s trading and hedging activities.

Asset Management

The Asset Management Segment comprises a range of platforms designed to provide investors with exposure to digital assets across multiple products, jurisdictions and trading venues.

●	CoinShares XBT Provider is a retail-focused platform listed on Nasdaq OMX, with distribution primarily in the Nordic region.

●	CoinShares Physical is an institutional-grade platform, while remaining accessible to retail investors, listed across major European exchanges including SIX (Zurich), Xetra (Germany), Euronext (Paris and Amsterdam), Borsa Italiana (Milan) and the London Stock Exchange. The product suite includes both single-asset (staked and unstaked) and basket products.

●	BLOCK Index provides exposure to the digital asset ecosystem and relevant infrastructure through listed equities. CoinShares is responsible for index construction and risk allocation, while Invesco EMEA manages distribution.

●	CoinShares U.S. (formerly known as Valkyrie Funds) comprises a suite of U.S.-listed ETFs (under the 1940 Act and 1933 Act), representing the Group’s expansion into the U.S. market and access to a broader investor base.

This segment generates recurring management fee income, primarily driven by AUM levels (in turn impacted by pricing and net flows) and product mix.

Capital Markets

The Capital Markets Segment is an integrated platform of capabilities that supports and enhances the Group’s Asset Management activities, including product development, execution and balance sheet management, while generating complementary revenue streams through the disciplined management of balance sheet exposures arising from its activities.

The segment plays a central role in supporting the Group’s listed product platform, including issuance and redemption processes, hedging activities, staking and execution across trading venues. Its core activities include:

●	Trading and execution strategies (algorithmic, relative value, non-directional);

●	Staking (primarily ETH);

●	Lending (to selected counterparties); and

●	Support of ETP flows and associated hedging

These activities are undertaken to support product operations and to manage exposures arising from the Group’s asset management business, including accrued fees and other balance sheet positions.

Performance within the Capital Markets Segment is influenced by market conditions, including volatility, pricing dislocations and the level of activity across the Group’s product platform. The scale of the segment is linked to the size and activity of the Group’s product platform and associated balance sheet exposures.

The Group’s operating segments are identified in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, based on the way management organizes the business, allocates resources and assesses performance. Refer to Note 2 of the Group’s unaudited condensed consolidated financial statements for further information on operating segments.

Other Activities

In addition to its operating segments, the Group maintains (i) a principal investment portfolio, comprising equity investments in digital asset-related companies and certain early-stage or restricted digital asset holdings held for investment purposes, (ii) centralized corporate and administrative functions that are not directly attributable to the activities of the Asset Management Segment or Capital Markets Segment, (iii) digital assets designated as treasury, representing long-term holdings accumulated for investment purposes in accordance with the Group’s treasury policy and (iv) an unrealized, non-cash fair value difference between the XBT Certificate Liabilities and the assets held to hedge them, reflecting differences in pricing mechanics in the respective markets rather than changes in the Group’s underlying economic exposure, and not directly attributable to either operating segment.

Factors Affecting Results of Operations

Our results of operations are driven by a limited number of variables. The most significant of these are set out below, together with the mechanism through which each affects reported revenue, gains and expenses.

Digital asset prices and net flows

Digital assets are highly volatile, and subject to uncertainty regarding future trading prices. A substantial share of the Group’s revenue is directly linked to assets under management (“AUM”) within the Asset Management Segment, which accounted for 77.8% of our consolidated revenue in the period ended June 30, 2026, rising from 74.6% in the period ended June 30, 2025. Because AUM moves with the market prices of the digital assets our products reference, and management fees accrue daily as a percentage of AUM, changes in those prices flow directly into average AUM and therefore into fee revenue. In addition, the Capital Markets Segment generates revenue and gains through trading, hedging and liquidity management activities undertaken in support of the Group’s product platform.

Net flows change AUM independently of digital asset prices. Because management fee rates differ materially across our platforms, an inflow or outflow of a given dollar amount does not have a uniform effect on revenue, and changes in the composition of AUM affect the Group’s blended Asset Management fee rate even where total AUM is unchanged. Fee rates by platform are set out under “Components of Consolidated Statement of Operations and Comprehensive Income - Management fees” below.

As a result, the Group’s revenue and gain-generating capacity across both segments is closely correlated with digital asset prices, and fluctuations in market pricing have a direct and material impact on revenue and gains. The Group’s cost base, in contrast, is largely determined by headcount, technology and infrastructure, and by the professional, issuer and compliance costs of operating a multi-jurisdictional listed product platform. It is therefore generally fixed with respect to digital asset prices, although certain costs, principally custody fees and trading expenses, vary with AUM and transaction volumes. Profitability therefore tends to move by a greater percentage than revenue and gains in both directions, rising faster in periods of rising digital asset prices and falling faster in periods of falling prices.

Digital asset prices are strongly influenced by macroeconomic and market forces beyond our control that cannot be fully hedged against. The following graph illustrates the price performance of Bitcoin and Ethereum since January 2025.

Source: Compass Crypto Reference Index

Management fee rates and competitive dynamics

Our ability to attract investor capital into our products, and in turn increase AUM and enhance earning capacity, depends on our ability to anticipate and respond to evolving market demand through the design, development and launch of relevant investment products. This includes careful consideration of product structure, features and fee levels of all digital asset-referencing products introduced by us.

The approval and launch of digital asset ETFs in the United States in 2024 accelerated mainstream adoption but also increased competitive pressures globally.

Our continued success and growth will therefore depend on:

●	The timely introduction of innovative, competitively priced products that align with investor demand (such as the launch of zero-fee, staked products within the CoinShares Physical product suite which allow both CoinShares and noteholders to benefit from staking yield);

●	Ongoing evaluation of the fee levels and structures of existing products relative to competing products; and

●	Our ability to maintain fee levels on existing products as competing products are introduced, in certain cases at lower fee rates.

The Group operates across structurally different market environments. In Europe, market fragmentation across jurisdictions, regulators and distribution channels create barriers to entry that favor established platforms with multi-jurisdictional regulatory approvals and operational infrastructure. The Group holds the regulatory approvals and exchange listings required to distribute across these markets, and operates the product, hedging and execution infrastructure that supports them.

In the United States, the competitive landscape is more homogeneous and characterized by large asset managers offering low-cost exposure to major digital assets. The Group does not compete directly in commoditized single-asset products. Its U.S. products carry management fees of between 25 and 185 basis points per annum, and the Group’s strategy is to compete on product structure and investment approach rather than on price.

Distribution and partnerships

The Group’s ability to grow AUM depends in part on distribution. Our products reach investors through exchange listings, intermediary and platform relationships and, in the case of Block Index, a distribution arrangement under which Invesco EMEA manages distribution while the Group is responsible for index construction and risk allocation. The economics of these arrangements differ by product; the Block Index arrangement entitles the Group to a 50% share of a 65 basis point annual fee.

Partnerships have also historically provided seed capital for new products, which reduces the time required for a product to reach commercially relevant scale. Changes in distribution arrangements can therefore affect flows into individual products and, through product mix, the Group’s blended Asset Management fee rate.

Staking yields and network economics

The Group earns staking revenue by deploying digital assets (primarily ETH) held on its consolidated balance sheet. Certain CoinShares Physical staked products carry no fixed management fee; on those products a stated portion of the staking yield generated on the underlying assets is passed to noteholders through an increase in coin entitlement per share, and the fee earned by the Group is the balance of that yield. The fee on those products is therefore variable and moves with prevailing network staking yields.

Staking revenue is a function of three variables: the price of the staked asset, the proportion of the Group’s holdings that is staked, and the prevailing network staking yield. The proportion staked is constrained by the liquidity the Group must retain to meet potential product redemptions, and network yields are determined by protocol economics and total network participation rather than by the Group. Movements in any of these variables affect both Capital Markets revenue and the Group’s blended Asset Management fee rate.

Market volatility, liquidity and trading conditions

Capital Markets revenue and gains are driven by market conditions rather than by AUM levels. The principal variables are volatility, the depth of liquidity across the venues on which the Group operates, the frequency and size of pricing dislocations between related instruments, and the level of issuance and redemption activity across the Group’s product platform, which generates the hedging and execution flow the segment intermediates.

Periods of elevated volatility accompanied by adequate liquidity generally increase the opportunity set available to the segment. Periods of low volatility, or of high volatility accompanied by impaired liquidity and wider transaction costs, generally reduce it. Market disruptions, contentious governance issues within protocols, digital asset hacks and high-profile frauds such as FTX can reduce both trading activity and investor demand for the Group’s products, and are typically reflected in digital asset price volatility, which in turn affects AUM and fee revenue.

Because the opportunity set does not move in a fixed relationship with digital asset prices, Capital Markets revenue and gains can move independently of, and by a different magnitude than, Asset Management fee revenue in any given period.

Capital deployment and risk appetite

Capital Markets revenue and gains also depend on the extent to which management elects to deploy the Group’s balance sheet. Lending, liquidity provision and trading strategies each consume capital and carry counterparty, market, and liquidity risk. The Group’s exposures are managed within internal risk limits that management adjusts in response to prevailing conditions. Revenue from these activities is therefore partly a function of management’s willingness to deploy capital on a risk-adjusted basis.

Regulation and market access

The digital asset industry is a maturing market and is therefore subject to evolving regulatory frameworks across multiple jurisdictions. For a digital asset ETP issuer, regulatory clarity is critical to enabling product innovation, safeguarding investors, and supporting long-term market development.

By contrast, regulatory uncertainty or adverse policy changes can restrict market access, limit product offerings, and negatively affect AUM growth and financial performance. Our ability to maintain and expand our product suite is closely linked to the development of regulatory regimes governing digital assets. Future changes in requirements relating to custody, taxation and accounting treatment, disclosures, or distribution are likely to influence product design, cost structures, and investor demand.

Our financial performance will therefore continue to rely on both active engagement with regulators and policymakers, and our ability to adapt our product offering and operations in response to regulatory developments.

Key Developments — six months ended June 30, 2026

Overview: The principal driver of the year-over-year decline in operating performance was lower average AUM resulting from the decline in digital asset prices, together with costs associated with the completion of the Group’s Nasdaq listing and its transition to U.S. GAAP, rather than a material change in the Group’s underlying operating cost structure. Because management fees accrue primarily as a percentage of AUM, changes in digital asset prices affect revenue more rapidly than they affect the Group’s largely fixed operating cost base. For the six months ended June 30, 2026, total revenue declined 35.7% while Operating Income declined 106.7% (from operating income of $75.9 million to an operating loss of $5.1 million). Conversely, this cost structure provides the potential for operating leverage during periods of AUM growth.1

Digital asset prices and AUM: During the six months ended June 30, 2026, digital asset markets experienced significant volatility against a difficult macroeconomic backdrop. Bitcoin (“BTC”) opened the year at $87.5 thousand and fell to approximately $66.7 thousand by the start of the second quarter, before rallying to a high of over $80.0 thousand during April and May, then reversing sharply amid an historic pullback in ETF flows to close the period at approximately $59.7 thousand, a decline of approximately 31.8% over the six months. Ether (“ETH”) also declined over the period by approximately 47.5%, contributing to lower dollar-value staking rewards and amounts staked within the Capital Markets segment. We experienced a decrease in AUM over the period of 25.2% to $5.52 billion. Lower average AUM reduced Asset Management fee revenue, and the Group recorded a net loss of $23.9 million for the period. In addition to the effects from a reduced AUM, net loss includes the cost of settling the Group’s historic share option plan, depreciation and amortization, certain non-recurring costs and the XBT Pricing Differential, together with, below operating income, an unrealized loss on the Group’s treasury digital asset holdings and net finance costs.

Product mix and flows: CoinShares Physical recorded net inflows of $155.9 million for the period, while CoinShares XBT Provider (our legacy platform) recorded net outflows of $104.6 million and Block Index recorded net outflows of $23.8 million, partially offset by broadly flat net inflows of $0.2 million at CoinShares U.S. The Group’s aggregate net inflows of $27.7 million were achieved against a backdrop of net outflows across global digital asset investment products for the period as a whole, including the largest weekly Bitcoin outflow recorded in 2026.

The contrasting flow profiles of CoinShares Physical and CoinShares XBT Provider reflect the continuing evolution of the Group’s European product base. The increasing relative contribution to Group AUM of CoinShares Physical reduced the Group’s indicative blended Asset Management fee rate, as CoinShares Physical products generally carry a lower fee than XBT Provider. Management expects CoinShares Physical to represent an increasing share of the Group’s European AUM over time.

Notwithstanding the overall decline in AUM, Block Index AUM increased by $226.0 million, or 17.0%, over the period to $1,558.6 million, reflecting appreciation in the listed equities underlying the index. Its increasing contribution to Group AUM also affected product mix and reduced the Group’s indicative blended Asset Management fee rate, as BLOCK carries a lower fee than the Group’s core digital asset products. The relative resilience of BLOCK Index during a period of broad digital asset price weakness illustrates the benefits of diversification across the Group’s product suite.

1	Operating income contains the XBT Pricing Differential, which represented a loss of $16.6 million and a gain of $18.1 million for the six months ending June 30, 2026 and June 30, 2025 respectively. The XBT Pricing Differential is a fair value movement required under U.S. GAAP that management does not consider representative of the performance of the trading operations. See Note 6 to the Unaudited Condensed Consolidated Financial Statements for additional discussion.

Product expansion: The Group continued to expand its product suite during the period, launching the CoinShares Physical Hyperliquid Staking ETP in February 2026 (0% management fee, 0.5% staking yield passed to noteholders, remainder retained by CoinShares) and the CoinShares BNB Staking ETP in January 2026 (0% management fee, 0.25% staking yield passed to noteholders, remainder retained by CoinShares), extending the Group’s zero-fee staked product range across additional protocols.

Strategic expansion: Following its business combination announced in September 2025, the Group completed its listing on the Nasdaq during the period and is now publicly traded under the ticker CSHR. This represents the completion of the Group’s strategic expansion into the U.S. public markets. Reported operating expenses for the period include costs that management does not regard as recurring at the level incurred, principally professional fees and other costs associated with the completion of the Group’s Nasdaq listing and its transition to U.S. GAAP, together with the $6.1 million share-based compensation charge arising on settlement of the Group’s historic share option plan in connection with the listing.

Balance sheet and capital allocation: During the period, the Group paid a dividend of $21.5 million, repaid the principal balance of $28.8 million outstanding on its Reyl loan facility, and settled a portion of its historic share option plan at a cash cost of $18.1 million.

Other: Additionally, during the six months ended June 30, 2026, the Group recorded an unrealized, non-cash loss of $16.6 million arising from the change in the relative fair value difference of the XBT Certificate Liabilities and the assets held to hedge them. This change in the relative fair value difference is defined by management as the “XBT Pricing Differential” and discussed in detail at Note 6 — “Certificate Liabilities” to our Unaudited Condensed Consolidated Interim Financial Statements. Management does not consider the XBT Pricing Differential to be reflective of the Group’s underlying operating performance and adjusts for it within segment reporting in arriving at Segment EBITDA.

COMPONENTS OF CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Revenues

Management fees

Management fees arise from the issuance of ETPs that provide investors with exposure to the digital asset industry, predominantly through referencing the price of digital assets. These products generate either a fixed management fee or, in the case of certain products within the CoinShares Physical product suite, a variable management fee linked to staking yields on the relevant digital asset referenced by the product. Fee levels across the Group’s Asset Management products vary depending on product type and structure, and are influenced by competitive dynamics and product features, including staking:

CoinShares XBT Provider:	250 bps per annum
CoinShares Physical:	15 bps – 150 bps per annum
CoinShares Physical (staked products):	0 bps – 1,000 bps (variable due to fluctuating staking yields)
CoinShares U.S.:	25 bps per annum – 185 bps per annum
Block Index:	32.5 bps per annum (50% share of 65 bps per annum)

The overall blended fee rate is influenced by product mix and prevailing staking yields.

Staking

The Group generates staking income by deploying ETH held on its consolidated balance sheet into staking activities. Staking income is driven by ETH prices, the proportion of ETH staked, and prevailing staking yields, all of which may fluctuate. The proportion of ETH staked is managed within a risk framework designed to maintain sufficient liquidity to meet potential product outflows.

Lending

The Group generates lending income by providing short-duration loans of digital assets to a limited number of counterparties, for which interest is earned. Lending activity is predominantly denominated in BTC.

Gains/(losses) from operations

Gain/(loss) on digital assets and digital asset ETPs.

This line item reflects changes in the fair value of the Group’s digital asset exposures, including direct holdings of digital assets, gains and losses on digital asset exchange-traded products (“ETPs”) issued by third parties and held as part of the CoinShares XBT Provider hedging program, as well as gains and losses arising from digital asset derivative positions and other trading activities undertaken by the Capital Markets segment.

Gain/(loss) on certificate liabilities

This line item reflects movements in liabilities arising from the issuance of the Group’s core Asset Management products, CoinShares XBT Provider and CoinShares Physical. As AUM increases due to price appreciation, the value of the associated liability increases and is recognized within the consolidated statement of operations and comprehensive income. Similarly, price depreciation results in a reduction in AUM and a corresponding reduction in the liability.

These movements are almost entirely offset by corresponding changes in the value of digital assets and related instruments held to hedge these liabilities. The structure of the Group’s ETPs requires that sufficient digital assets are held to hedge the liability arising from the issuance of CoinShares XBT Provider and collateralize the liability arising from the issuance of CoinShares Physical.

Although the XBT certificates and the assets held to hedge them reference the identical underlying type and number of digital assets, U.S. GAAP requires each position to be measured using the observable price applicable to that instrument. The period to period contraction or expansion in the differences between those pricing references gives rise to an unrealized accounting gain or loss even where the Group’s underlying economic exposure has not materially changed. Management refers to this difference as the “XBT Pricing Differential.” Management does not consider the XBT Pricing Differential to be reflective of the Group’s trading performance and it is excluded from Segment EBITDA. See Note 6 of the Unaudited Condensed Consolidated Financial Statements for additional information.

Together, Gain/(loss) on digital assets and digital asset ETPs and Gain/(loss) on certificate liabilities form a key component of Capital Markets Revenue and Gains, a non-GAAP performance measure.2

Other operating gains

Other operating gains primarily comprise gains and losses arising from movements in digital asset payables and receivables, reflecting changes in the value of assets and obligations denominated in digital assets.

They also include fair value gains and losses on derivative instruments, driven by market movements in underlying digital asset prices and related risk management activities.

Operating Expenses

The largest components are as follows:

Cost of revenue (excluding depreciation and amortization)

Cost of revenue comprises:

●	Issuer expense — Issuer expenses relate to costs incurred by the Group’s ETP issuing entities, including audit, legal and other administrative costs required to maintain and operate these products.

2	The Capital Markets Revenue and Gains non-GAAP measure includes the XBT Pricing Differential. However, “Segment Capital Markets Revenue and Gains”, the corresponding measure compliant with ASC 280 — Segments, noted in this MD&A and in Note 2 to the Unaudited Condensed Consolidated Interim Financial Statements, excludes the XBT Pricing Differential.

●	Trading expenses — Trading expenses represent costs incurred in the purchase and sale of digital assets, both in support of ETP issuance and in the execution of Capital Markets trading strategies. These costs are generally correlated with trading volumes. Certain distribution partnerships also give rise to commissions and related payments linked to trading activity.

●	Custody fees — Custody fees relate to the safekeeping of digital assets held to support ETP issuance. These costs are generally correlated with AUM levels.

●	Salary costs — Certain salary costs are included within cost of revenue where they relate directly to trading, product support and ETP operations.

Salaries and employee benefits

The most significant component of our operating expenses is salary costs (including discretionary bonus payments made to employees) in the variety of jurisdictions within which we operate. Salary costs are split accordingly in our operating segment analysis. To attract and retain suitably experienced and qualified personnel, remuneration is regularly assessed alongside factors such as inflation and market rates.

Share-based compensation

Share-based compensation represents the fair value of liability-settled awards granted to employees and directors, which are remeasured at each reporting date and recognized as an expense over the relevant vesting periods. The associated expense may vary between periods based on changes in the Group’s share price and other valuation assumptions.

Professional fees

Professional fees include costs for legal, audit, accounting and other external services.

Marketing expense

Marketing expenses are incurred to promote the Group and its products with a view to driving inflows.

Technology expense

Technology expense comprises costs associated with the Group’s IT infrastructure, including software, systems, cyber security and control environment enhancements.

Depreciation and amortization

Depreciation is charged on tangible assets held and used by the Group, while amortization is recognized on a straight-line basis over the useful life of the intangible asset held in respect of the BLOCK index.

Allowance for credit losses

Allowance for credit losses reflects changes in impairment on digital asset lending balances, based on ongoing monitoring and reassessment of counterparty credit risk.

Other general and administrative expenses

Other expenses incurred by us and included within administrative expenses include items such as rental costs, travel expenses, consultants, insurance, and other general expenses.

Other income (expenses)

Gain/(loss) on treasury digital assets

Represents changes in the fair value of digital assets held for long-term investment purposes. These assets are not held as part of the Group’s operating or trading activities within the Capital Markets Segment, and the associated gains and losses are therefore presented separately from operating gains and losses. As a result, movements in this line item reflect changes in market prices of investment holdings rather than underlying operating performance.

Fair value (loss)/gain on investments

The Group holds investments in companies within the digital asset ecosystem. The Group ceased making new investments in 2024. Fair value gains and losses are recognized in relation to these holdings within other income and expense.

Interest income

Interest income primarily represents interest income earned on cash positions held with financial counterparties.

Interest expenses

Interest expenses comprise amounts paid in respect of open positions held with financial institutions, primarily on drawdowns on broker facilities to support delta-neutral trading activities, and other borrowings on which interest is charged.

Results of Operations

Comparison for Period Ended June 30, 2026, to Period Ended June 30, 2025

During the six months ended June 30, 2026, the Group’s results were shaped principally by a decline in digital asset prices, which reduced average AUM and therefore Asset Management fee revenue, and by costs associated with the completion of the Group’s Nasdaq listing. Reported results were further affected by the cost of settling the Group’s historic share option plan, an unrealized loss on the Group’s treasury digital asset holdings and an unrealized loss on the XBT Pricing Differential, none of which management considers indicative of the operating performance of the Group’s segments.

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Revenue	$51,438	$79,950	$(28,512)	(35.7)%
Loss on digital assets and digital asset ETPs	(1,877,339)	(179,106)	(1,698,233)	948.2%
Gain on certificate liabilities	1,754,778	86,169	1,668,609	1936.4%
Other operating gains	109,430	115,403	(5,973)	(5.2)%
Total (losses)/gains from operations	$(13,131)	$22,466	$(35,597)	(158.4)%
Operating expenses	(43,419)	(26,508)	(16,911)	63.8%
Operating (loss)/income	(5,112)	75,908	(81,020)	(106.7)%
Other (expenses) and income	(18,510)	2,349	(20,859)	(888.0)%
(Loss)/income before income taxes	$(23,622)	$78,257	$(101,879)	(130.2)%
Income tax expense	(313)	(657)	344	(52.4)%
Net (loss)/income	$(23,935)	$77,600	$(101,535)	(130.8)%

Revenues

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Management fees	$40,002	$59,613	$(19,611)	(32.9)%
Staking revenue	6,642	9,823	(3,181)	(32.4)%
Lending book interest	2,432	4,927	(2,495)	(50.6)%
Other revenue	2,362	5,587	(3,225)	(57.7)%
Total	$51,438	$79,950	$(28,512)	(35.7)%

i)	Management fees

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
CoinShares XBT Provider	$27,787	$44,762	$(16,975)	(37.9)%
CoinShares Physical	8,686	12,418	(3,732)	(30.1)%
Block Index	2,057	1,198	859	71.7%
CoinShares U.S.	1,341	1,235	106	8.6%
Other	131	—	131	n/a
Total	$40,002	$59,613	$(19,611)	(32.9)%

Management fees decreased by $19.6 million, or 32.9%, to $40.0 million for the six months ended June 30, 2026, driven by lower average AUM over the period, reflecting adverse digital asset price movements and net outflows from CoinShares XBT Provider, partially offset by continued net inflows into CoinShares Physical products and modest inflows across the remainder of the product suite. This decrease occurred despite net inflows of $27.6 million across the Group’s products during the period.

CoinShares XBT Provider generated management fees of $27.8 million for the six months ended June 30, 2026, down from $44.8 million in the prior year period, a decrease of $17.0 million or 37.9%. This decline reflects the compounding effect of lower digital asset prices during the period and net outflows of $104.6 million.

CoinShares Physical generated management fees of $8.7 million for the six months ended June 30, 2026, compared to $12.4 million in the prior year period, a decrease of $3.7 million or 30.1%. AUM declined by $937.0 million, or 33.5%, over the period to $1,863.8 million, as net inflows of $155.9 million were more than offset by an adverse price movement of $1,092.9 million. CoinShares Physical was the only platform to record material net inflows during the period.

Combined management fees from Block Index and CoinShares U.S. funds totaled $3.4 million for the six months ended June 30, 2026, compared to $2.4 million in the prior year period, an increase of $1.0 million. Block Index fees rose 71.8% to $2.1 million, as a $249.8 million increase in the value of the listed equities underlying the index more than offset net outflows of $23.8 million, lifting AUM 17.0% to $1,558.6 million. CoinShares U.S. fees rose 8.6% to $1.3 million, with broadly flat net inflows of $0.2 million offset by a $49.6 million price-driven decline in AUM to $712.8 million.

ii)	Staking revenue

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Staking revenue	$6,642	$9,823	$(3,181)	(32.4)%

Staking revenue decreased by $3.2 million, or 32.4%, from $9.8 million for the six months ended June 30, 2025, to $6.6 million for the six months ended June 30, 2026. This decrease reflects a reduction in the level of ETH staked in line with outflows on the XBT Provider notes and lower dollar-value staking rewards as the ETH price declined over the period, together with a decline in staking APR from 3.10% during 2025 to 2.71% at June 30, 2026.

iii)	Lending book interest

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Lending book interest	$2,432	$4,927	$(2,495)	(50.6)%

Lending book interest decreased by 50.6%, representing a $2.5 million decrease from $4.9 million for the six months ended June 30, 2025, to $2.4 million for the six months ended June 30, 2026. This reflects a deliberate reduction in lending activity during the period, as management reduced exposures in line with risk appetite amid prevailing market conditions.

Other revenue

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Other revenue	$2,362	$5,587	$(3,225)	(57.7)%

Other revenue decreased by $3.2 million, or 57.7%, from $5.6 million for the six months ended June 30, 2025, to $2.4 million for the six months ended June 30, 2026. This decrease was broadly in line with the decline across the Group’s Capital Markets activities during the period.

(Loss)/gain on digital assets and digital assets ETPs/certificate liabilities/other operating gains

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Loss on digital assets and digital asset ETPs	$(1,877,339)	$(179,106)	$(1,698,233)	948.2%
Gain on certificate liabilities	1,754,778	86,169	1,668,609	1936.4%
Other operating gains	109,430	115,403	(5,973)	(5.1)%
Total gains/(losses) from operations	$(13,131)	$22,466	$(35,597)	(158.4)%

Loss on digital assets and digital assets ETPs reflects changes in the fair value of the Group’s digital asset exposures. For the six months ended June 30, 2026, the Group recognized a loss of $1,877.4 million compared to a loss of $179.1 million for the six months ended June 30, 2025.

These movements are almost entirely offset by corresponding changes in certificate liabilities, which are directly linked to the same underlying digital asset prices via synthetic exposure. Impact of the XBT Pricing Differential, a non-strategic, unrealized movement that management does not consider when evaluating the Group’s trading performance, for the six months ended June 30, 2026 and June 30, 2025 was a loss of $16.6 million and a gain of $18.1 million, respectively.

Cost of revenue (excluding depreciation and amortization)

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Trading expenses	$2,905	$2,946	$(41)	(1.4)%
Issuer fees	2,483	1,935	548	28.3%
Custody fees	1,394	2,651	(1,257)	(47.4)%
Direct salary costs	924	1,255	(331)	(26.4)%
Total	$7,706	$8,787	$(1,081)	(12.3)%

Cost of revenue decreased by $1.1 million, or 12.3%, from $8.8 million for the six months ended June 30, 2025 to $7.7 million for the six months ended June 30, 2026. The decrease was primarily driven by lower custody fees, which decreased by 47.4% from $2.7 million to $1.4 million following the renegotiation of custody fee rates, and lower direct salary costs, which decreased by 26.4% from $1.3 million to $0.9 million. These decreases were partially offset by higher issuer fees, which represent the various costs of the issuing entities and increased by 28.3% from $1.9 million to $2.5 million. Trading expenses remained broadly stable, decreasing by 1.4%.

Operating expenses (excluding cost of revenue)

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Salaries and employee benefits	$9,615	$7,457	$2,158	28.9%
Share-based compensation	6,089	(171)	6,260	3660.8%
Professional fees	7,868	2,691	5,177	192.4%
Marketing expense	3,335	2,225	1,110	49.9%
Technology expense	2,545	2,057	488	23.7%
Depreciation and amortization	2,164	1,409	755	53.6%
Allowance for credit losses	(231)	(270)	39	14.4%
Other general and administrative expenses	4,328	2,323	2,005	86.3%
Total	$35,713	$17,721	$17,992	101.5%

Operating expenses (excluding cost of revenue) increased by $18.0 million, or 101.5%, from $17.7 million for the six months ended June 30, 2025, to $35.7 million for the six months ended June 30, 2026. The increase reflects a combination of items that management does not regard as recurring at the level incurred, principally the settlement of the Group’s historic share option plan and professional fees associated with the Nasdaq listing and the transition to U.S. GAAP, and a smaller increase in the Group’s underlying operating cost base. The principal movements were:

●	Salaries and employee benefits increased by $2.2 million, primarily reflecting bonus payments made to Bastion staff under the Group’s GIP (Growth Incentive Plan) agreement ahead of completion, connection with the launch of the new product line;

●	Share-based compensation increased by $6.3 million, from a $0.2 million gain in the prior year period to a charge of $6.1 million in the current period, driven by the payout of the Group’s historic share option award in April 2026, which resulted in a significant non-recurring charge as the award vested and settled; and

●	Professional fees increased by $5.2 million, or 192.4%, to $7.9 million, primarily reflecting transaction-related costs not recognized in equity of $4.9 million in connection with the Group’s Nasdaq listing, including incremental audit fees, legal costs, and other advisory fees associated with the Group’s transition to U.S. GAAP.

Operating (loss)/income

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Operating (loss)/income	$(5,112)	$75,908	$(81,020)	(106.7)%

The Group’s operating income decreased by $81.0 million, or 106.7%, from operating income of $75.9 million for the six months ended June 30, 2025, to an operating loss of $5.1 million for the six months ended June 30, 2026. This swing to a loss was driven primarily by the decline in revenues and gains outlined above, reflecting lower average AUM and softer Capital Markets performance amid falling digital asset prices, compounded by a significant increase in reported operating expenses, principally the increase in professional fees relating to the Group’s Nasdaq listing and U.S. GAAP transition, the increase in share-based compensation arising from the payout of the Group’s historic share option award, and the XBT/Pricing Differential which contributed a loss of $16.6 million . Since the XBT Pricing Differential is not reflective of the Group’s underlying operating performance, it is excluded from Segment EBITDA.

Other income/(expense)

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
(Loss)/gain on treasury digital assets	$(15,398)	$5,538	$(20,936)	(378.0)%
Fair value gain/(loss) on investments	1,099	(689)	1,788	(259.6)%
Interest income	878	476	402	84.5%
Interest expense	(5,089)	(2,976)	(2,113)	71.0%
Total	$(18,510)	$2,349	$(20,859)	(888.0)%

The Group recorded a total net other expense of $18.5 million for the six months ended June 30, 2026, compared to net other income of $2.4 million for the six months ended June 30, 2025, a decline of $20.9 million. This swing was driven by the following:

●	(Loss)/gain on treasury digital assets swung from a gain of $5.5 million in the prior year period to a loss of $15.4 million in the current period, a decrease of $20.9 million, reflecting the decline in the market value of the Group’s treasury holdings of BTC, ETH and SOL as digital asset prices fell over the period. These holdings are non-operational and represent the Group’s only direct exposure to digital asset price movements, which the Group intends to retain on a long-term basis.

●	Fair value gain/(loss) on investments improved by $1.8 million, from a loss of $0.7 million in the prior year period to a gain of $1.1 million in the current period, reflecting a favorable revaluation of the Group’s investment portfolio during the period.

●	Interest income increased by $0.4 million, or 84.4%, to $0.9 million, reflecting higher average interest-bearing balances held during the period, which generated additional interest relative to the prior year period.

●	Interest expense increased by $2.1 million, or 71.0%, to $5.1 million, reflecting significantly greater drawdowns on broker balances during the first half of 2026 than during the same period in 2025.

Net income

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Net (loss)/income	$(23,935)	$77,600	$(101,535)	(130.8)%
Total	$(23,935)	$77,600	$(101,535)	(130.8)%

Net (loss)/income decreased by $101.5 million, or 130.8%, from net income of $77.6 million for the six months ended June 30, 2025, to a net loss of $23.9 million for the six months ended June 30, 2026. This decrease reflects the swing to an operating loss discussed above, driven by lower revenues across the Asset Management and Capital Markets segments amid falling digital asset prices impacting the Group’s treasury holdings, together with elevated operating expenses relating to the Group’s Nasdaq listing.

A reconciliation of net loss to Segment EBITDA is set out under “Segment Reporting” below.

Segment Reporting — Comparison for the Six Months Ended June 30, 2026, to the Six Months Ended June 30, 2025

We regularly review the financial performance of our segments: Asset Management and Capital Markets. The measure of segment revenue that is reviewed by the CODM is total revenue and gains (losses) from operations. The measure of profitability that is reviewed by the CODM for each of the segments, and overall Group performance is Segment EBITDA.

The table below shows total revenue and gains (losses) from operations consistent with the information presented in the operating segment note within the Group’s unaudited condensed consolidated interim financial statements.

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Asset Management	$40,002	$59,613	$(19,611)	(32.9)%
Capital Markets	14,861	26,493	(11,632)	(43.9)%

The table below shows Segment EBITDA, consistent with the information presented in the operating segment note within the Group’s unaudited condensed consolidated interim financial statements.

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Asset Management	$27,517	$46,323	$(18,806)	(40.6)%
Capital Markets	7,135	21,261	(14,126)	(66.5)%
Unallocated	(13,014)	(8,560)	(4,454)	52.0%
Segment EBITDA	$21,638	$59,024	$(37,386)	(63.3)%

A reconciliation from operating income to Segment EBITDA has been provided for each year below. The XBT/ETP Pricing Differential represents unrealized gains/(losses) that arise due to pricing dislocations against the underlying digital assets referenced. Management do not consider these gains to represent the underlying operating performance of the business and these amounts are therefore excluded from Segment EBITDA.

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Operating Income	$(5,112)	$75,908	$(81,019)	(106.7)%
Share option expense	6,089	(171)	6,260	3660.8%
XBT Pricing Differential	16,556	(18,122)	34,678	(191.4)%
Depreciation and amortisation	2,164	1,409	755	53.6%
Exceptional expenses	1,941	—	1,941	N/A
Segment EBITDA	$21,638	$59,024	$(37,385)	(63.3)%

Segment EBITDA

Segment EBITDA is a key measure used by the CODM to assess the underlying operating performance of the Group. It comprises revenues generated from the Group’s core activities, including management fees from asset management products and all Capital Markets revenues, such as staking, lending, and trading gains. Trading gains are driven by the net impact of movements in digital asset positions versus corresponding certificate liabilities.

Segment EBITDA excludes non-operational or non-recurring items, including financing costs, depreciation and amortization, share-based compensation, and one-off items. It is also adjusted to exclude the movement on XBT Pricing Differential, the unrealized, non-cash movement arising from the delta between the fair value of the Group’s XBT certificate liabilities, third-party digital asset ETPs, and CME futures-based hedge positions, and the digital assets to which they relate, as this differential is market-driven and does not, in management’s view reflect the Group’s underlying operating performance.

Asset Management Segment

Asset Management revenue and gains from operations decreased by $19.6 million, or 32.9%, to $40.0 million for the six months ended June 30, 2026, driven by lower average AUM over the period, reflecting adverse digital asset price movements and net outflows from CoinShares XBT Provider, partially offset by continued net inflows into CoinShares Physical products and modest inflows across the remainder of the product suite. This decrease occurred despite net inflows of $27.7 million across the Group’s products during the period.

Asset Management EBITDA decreased by 40.6%, or $18.8 million, from $46.3 million for the six months ended June 30, 2025, to $27.5 million for the six months ended June 30, 2026. This reflects the decline in Asset Management fees of 32.9% to $40.0 million, driven by lower average AUM as a result of the contraction in digital asset prices experienced in H1 2026.

Capital Markets Segment

Capital Markets total revenue and gains from operations decreased by 43.9%, or $11.6 million from $26.5 million for the six months ended June 30, 2025, to $14.9 million for the six months ended June 30, 2026. This reflects the decline in lending, staking and other revenue of 43.8% to $11.4 million. These movements are largely driven by a reduction of total staked AuM, as well as deliberately conservative positioning of the lending book in a period of significant digital asset pricing contraction Capital Markets EBITDA decreased by 66.5%, or $14.1 million, from $21.3 million for the six months ended June 30, 2025, to $7.1 million for the six months ended June 30, 2026. This decrease reflects the decline in Capital Markets operating segment revenue and gains of 43.9% to $14.9 million (H1 2025: $26.5 million), driven by lower staking revenue, softer trading performance and reduced lending activity within the segment.

Unallocated

Unallocated costs comprise items not directly attributable to the Group’s operating segments, including central corporate expenses, treasury gains and losses, principal investment results, and other non-operating income and gains. These items are managed at the Group level and can introduce some volatility between periods depending on market conditions and one-off events.

Unallocated costs increased by $4.5 million, or 52.0%, from $8.6 million for the six months ended June 30, 2025, to $13.0 million for the six months ended June 30, 2026. This increase is primarily attributable to higher professional fees incurred in connection with the Group’s Nasdaq listing and transition to U.S. GAAP.

Refer to Note 2 of the Group’s unaudited condensed consolidated interim financial statements for further information on operating segments.

Segmental Analysis

Our key business metrics focus on the financial performance of the Group’s Asset Management activities. A variety of metrics are monitored within the operations of the Group’s Asset Management activities. Revenues generated, the level of AUM within the individual product lines and collectively as a platform, and the level of flow seen on the various product suites.

Asset Management Business Metrics — AUM and Flows

	Period Ended June 30,		Year Ended December 31,
	2026	2025	2025
CoinShares XBT Provider[3]
Beginning of period assets	$2,512,070	$3,780,961	$3,780,961
(Outflows)/Inflows	(104,650)	(280,840)	(982,070)
Price appreciation/(depreciation)	(1,020,327)	(49,337)	(286,821)
End of period assets	$1,387,093	$3,450,785	$2,512,070
Management fees generated	$27,787	$44,763	$92,647
Number of products (end of period)	11	11	11

CoinShares Physical[4]
Beginning of period assets	$2,800,822	$2,323,398	$2,323,398
(Ouflows)/Inflows	155,888	434,810	1,098,640
Price appreciation/(depreciation)	(1,092,904)	(38,306)	(621,216)
End of period assets	$1,863,806	$2,719,902	$2,800,822
Management fees generated	$8,686	$12,418	$27,676
Number of products (end of period)	20	16	15

CoinShares U.S.[5]
Beginning of period assets	$755,315	$1,109,632	$1,109,632
(Ouflows)/Inflows	207	(22,870)	(55,870)
Price appreciation/(depreciation)	(42,715)	(226,973)	(298,446)
End of period assets	$712,807	$859,789	$755,315
Management fees generated	$1,341	$1,235	$2,763
Number of products (end of period)	4	4	4

3	Also included within this AUM figure is the combined immaterial amount of the XBT CS Physical products (of which there are 7). The AUM within these products was, in totality as of June 30, 2026, $1.3 million.
4	AUM expressed inclusive of non-fee-paying seed amounts of $264.7 million as of June 2026.
5	AUM expressed inclusive of non-fee-paying seed amounts of $299.3 million as of June 2026.

	Period Ended June 30,		Year Ended December 31,
	2026	2025	2025
Block Index
Beginning of period assets	$1,332,606	$821,303	$821,303
(Ouflows)/Inflows	(23,824)	(49,750)	(94,070)
Price appreciation/(depreciation)	249,836	245,761	605,372
End of period assets	$1,558,618	$1,017,314	$1,332,606
Management fees generated	$2,057	$1,197	$3,281
Number of products (end of period)	1	1	1

Total AUM[6]
Beginning of period assets	$7,400,813	$8,035,295	$8,035,295
(Ouflows)/Inflows	27,621	81,350	(33,370)
Price appreciation/(depreciation)	(1,906,110)	(68,854)	(601,112)
End of period assets	$5,522,323	$8,047,790	$7,400,813
Management fees generated	$40,002	$59,613	$126,371

Composition of AUM
CoinShares XBT Provider	25%	43%	34%
CoinShares Physical	34%	34%	38%
CoinShares U.S.	13%	11%	10%
Block Index	28%	13%	18%
Total	100%	100%	100%

KEY PERFORMANCE AND OPERATING METRICS EVALUATED BY MANAGEMENT

In assessing the performance of our business, we consider a variety of operating and financial measures:

Asset Management Fees: Asset Management Fees represent management fees earned on the Group’s products and reflect the performance of the Asset Management operating segment, driven primarily by AUM and fee rates.

CAPITAL MARKETS REVENUE AND GAINS: Capital Markets Revenue and Gains represent the revenues and gains generated by the Capital Markets operating segment of the Group and reflect returns generated through the Group’s Capital Markets activities, including trading, hedging and liquidity management undertaken in support of the Group’s product platform. This includes the movement on the XBT Pricing Differential. This is a key performance measure and is defined below in non-GAAP Financial Information.

REVENUE AND GAINS FROM OPERATIONS: represent revenue plus: gain or loss on digital assets and digital asset ETPs, gain or loss on certificate liabilities, and other operating gains or losses. This metric, which is equivalent to the combination of both Asset Management Fees and Capital Markets Revenue and Gains includes activities which are not considered revenue under U.S. GAAP. This is a key performance measure and is discussed further below in non-GAAP Financial Information.

OPERATING INCOME: Operating Income is a U.S. GAAP measure representing the Group’s profit from operations.

NET INCOME: Net Income is a U.S. GAAP measure representing the Group’s profit for the period.

AVAILABLE CAPITAL POSITION: represents management’s view of the Group’s available capital, comprising cash balances and proprietary assets that can be readily realized to meet operational requirements. These resources primarily support product operations, investor redemptions and hedging activities associated with the Group’s Asset Management platform. Available capital includes actively managed positions and digital assets held in respect of accrued management fees within the CoinShares XBT Provider platform, which are economically linked to fiat-denominated balances and are not exposed to digital asset price volatility. This measure reflects the Group’s capital-light model and the deployment of liquidity across highly liquid financial instruments beyond reported cash equivalents. The Available Capital Position is defined in non-GAAP Financial Information.

6	Total AUM expressed inclusive of non-fee-paying seed amounts Fee-paying AUM as of June 30, 2026 totaled $4.96 billion.

AUM: Assets under Management (“AUM”) represents the total value of assets across the Group’s products, including (i) assets held on the Group’s consolidated balance sheets (including CoinShares XBT Provider and CoinShares Physical) and (ii) assets within products managed by the Group that are not consolidated but generate management fees (including BLOCK Index and CoinShares U.S.). AUM is a key driver of fee generation within the Asset Management segment and influences the level of activity within the Capital Markets segment through product-related flows, hedging requirements and accrued balances. It is presented inclusive of seed amounts within CoinShares Physical and CoinShares U.S.

We refer to Capital Markets Revenue and Gains and Available Capital Position within this report, as we use these measures to evaluate our operating performance. These measures are defined as non-GAAP Financial Measures. We believe these measures are useful to investors in evaluating our operating performance. These measures are supplemental and are not presented in accordance with U.S. GAAP, and should not be considered as substitutes for U.S. GAAP measures such as Operating Income and Net Income.

Further information relating to our non-GAAP Financial Measures including reconciliations to the most directly comparable U.S. GAAP measures can be found below in the non-GAAP Information section.

These key measures and comparisons for the periods ended June 30, 2026, and 2025 are as follows:

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Asset management fees	$40,002	$59,613	$(19,611)	(32.9)%
Capital Markets Revenue and Gains	(1,695)	44,615	(46,310)	(103.8)%
Revenue and gains from operations	38,307	102,416	(64,109)	(62.6)%
Operating Income	(5,112)	75,908	(81,020)	(106.7)%
Net income	(23,935)	77,600	(101,535)	(130.8)%

These key measures and comparisons as of June 30, 2026, and December 31, 2025 are as follows:

(in thousands)	As at June 30, 2026	As at December 31, 2025	Change	Percent Change
Available capital position	413,855	481,355	(67,500)	(14.0)%
AUM	5,522,324	7,400,813	(1,878,489)	(25.4)%

Asset management fees decreased by $19.6 million, or 32.9%, to $40.0 million for the six months ended June 30, 2026, compared to $59.6 million in the prior year period. The decrease was primarily driven by lower average AUM over the period, reflecting adverse digital asset price movements and net outflows from CoinShares XBT Provider, partially offset by net inflows into CoinShares Physical. This decrease was achieved despite modest net inflows across the product suite during the period, highlighting the importance of average AUM in driving fee generation.

Capital Markets Revenue and Gains decreased by $46.3 million, or 103.8%, to a loss of $1.7 million for the six months ended June 30, 2026, compared to a gain of $44.6 million in the prior year period. This decline was primarily attributable to a $34.7 million unfavorable swing in the XBT Pricing Differential, which moved from an unrealized gain of $18.1 million in the six months ended June 30, 2025 to an unrealized loss of $16.6 million in the six months ended June 30, 2026. Excluding the impact of the XBT Pricing Differential, Capital Markets revenue and gains decreased by $11.6 million, or 43.9%, reflecting lower staking revenue, softer trading performance, and reduced stable lending activities across the Capital Markets segment amid subdued market conditions.

Revenue and gains from operations were $38.3 million for the six months ended June 30, 2026, compared with $102.4 million for the six months ended June 30, 2025, a decrease of 62.6%. This movement was significantly amplified by the XBT Pricing Differential: the 2025 figure was boosted by an $18.1 million gain from the differential, while the 2026 figure was reduced by a $16.6 million loss from the same source.

Operating income decreased by $81.0 million, or 106.7%, to an operating loss of $5.1 million for the six months ended June 30, 2026, compared to operating income of $75.9 million in the prior year period. The decrease reflects lower revenues noted above, together with elevated operating expenses following the Group’s Nasdaq listing.

Net income decreased by $101.5 million, or 130.8%, to a net loss of $23.9 million for the six months ended June 30, 2026, compared to net income of $77.6 million in the prior year period. The decrease was primarily driven by the decline in Operating Income noted above, together with a swing to a loss on the Group’s treasury digital asset holdings during the period, compared to a gain in the prior year period.

The Group’s available capital position decreased by $67.5 million, or 14.0%, to $413.9 million as of June 30, 2026, compared to $481.4 million as of December 31, 2025. The decrease is driven primarily by cash outflows arising from repayment of the Group’s Reyl loan facility ($28.8 million), dividend payments ($21.5 million), the cash settlement of a portion of the Group’s historic share option plan ($18.1 million), a loss on treasury digital asset holdings ($15.4 million), bonuses paid ($4.3 million), net finance costs ($4.2 million) and a number of smaller items, partially offset by the operating performance of the Group and a net inflow of $3.9 million from transaction activity.

AUM decreased by $1,878.5 million, or 25.4%, to $5.52 billion as of June 30, 2026, compared to $7.40 billion as of December 31, 2025. The decrease was primarily driven by adverse digital asset price movements during the period, partially offset by net inflows of $27.7 million across the Group’s product suite. This reflects the sensitivity of period-end AUM to market pricing, despite positive inflows during the period.

Liquidity and Capital Resources

Summary Cashflow — Comparison for the Six Months Ended June 30, 2026, and the Six Months Ended June 30, 2025

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Net cash flow provided by operating activities	$12,440	$112,588	$(100,148)	(89.0)%
Net cash used in investing activities	(890)	(1,129)	239	(21.2)%
Net cash generated used in financing activities	(43,375)	(29,176)	(14,199)	48.7%
Net (decrease)/increase in cash and cash equivalents	(31,825)	82,283	(114,108)	(138.7)%
Cash and cash equivalents at the beginning of the period	64,243	24,915	39,328	157.8%
Effects of currency translation on cash and cash equivalents	14,650	(33,963)	48,613	(143.1)%
Cash and cash equivalents at the end of the period	$47,068	$73,235	$(26,167)	(35.7)%

Operating activities

Net cash flows generated from operating activities decreased by $100.1 million, or 89.0%, to $12.4 million in the six months ended June 30, 2026, compared with net cash generated from operating activities of $112.5 million in the six months ended June 30, 2025. Net cash generated from operations in the six months ended June 30, 2026, primarily reflected an inflow of $157.4 million in respect of digital asset ETPs, trade receivables and other assets, partially offset by net redemptions of XBT certificate liabilities of $105.7 million and net purchases of digital assets of $8.1 million. In the comparative period, the inflow was driven principally by net sales of digital assets of $425.8 million, partially offset by net redemptions of XBT certificate liabilities of $278.2 million and an outflow of $47.9 million in respect of digital asset ETPs, trade receivables and other assets.

Investing activities

Net cash used in investing activities of $0.9 million in the six months ended June 30, 2026, comprises purchases of intangible assets of $0.6 million and purchases of property and equipment of $0.3 million. In the six months ended June 30, 2025, net cash used in investing activities was $1.1 million, comprising purchases of intangible assets of $0.9 million and purchases of property and equipment of $0.2 million.

Financing activities

Net cash used in financing activities of $43.4 million for the six months ended June 30, 2026, is a $14.2 million increase from the figure of $29.2 million of net cash used in the six months ended June 30, 2025. The outflow in the six months ended June 30, 2026, comprised the repayment of long-term debt of $28.8 million, dividends paid of $21.4 million, purchases of share options of $18.1 million and payments of lease liabilities of $0.9 million, partially offset by proceeds from the reverse recapitalization, net of transaction costs, of $25.8 million received through the completion of Group’s business combination with Vine Hill Capital Investment Corp on March 31, 2026. Cash outflows in the six months ended June 30, 2025, comprised dividends paid of $12.8 million, the repurchase of ordinary shares of $10.6 million, purchases of share options of $5.8 million and payments of lease liabilities of $0.5 million, partially offset by $0.5 million of proceeds from the exercise of share options.

Amounts due to Brokers

As of June 30, 2026, amounts due to brokers totalled $173.5 million. These balances relate to facilities drawn by the Group to support its delta-neutral trading strategies. As such, the exposure is fully matched by assets held by the Group, and repayment will not present a constraint.

Non-GAAP Information

Revenue and Gains from Operations

Revenues and gains from operations is a non-GAAP financial measure used by management to evaluate the performance of the Group’s primary business activities. This measure includes revenues derived from the issuance and management of the Group’s Asset Management Products, revenue generated from certain Capital Markets activities (including lending and staking), and net gains or losses arising from trading and hedging activities conducted using the Group’s balance sheet.

Management believes this measure provides useful supplemental information by reflecting the combined economic contribution of the Group’s fee-based and market-based activities, which are managed as part of an integrated operating model. In evaluating this measure, management also considers the impact of the XBT Pricing Differential, which affects certain of the line items comprised within Revenues and gains from operations and gives rise to a perpetually unrealized, temporary gain or loss that can distort the measure in either direction.

Revenues and gains from operations is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to, or more meaningful than, revenue or other measures of performance prepared in accordance with U.S. GAAP. In addition, this measure may not be comparable to similarly titled measures used by other companies.

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Revenue	$51,438	$79,950	$(28,512)	(35.7)%
Loss on digital assets and digital asset ETPs	(1,877,339)	(179,106)	(1,698,233)	948.2%
Gain on certificate liabilities	1,754,778	86,169	1,668,609	1936.4%
Other operating gains	109,430	115,403	(5,973)	(5.2)%
Total	$38,307	$102,416	$(64,109)	(62.6)%

Capital Markets Revenue and Gains

Capital Markets Revenue and Gains is a non-GAAP measure that reflects the total performance of the Capital Markets operating segment. It includes all income streams attributable to this segment, capturing the full economic impact of its activities.

This measure incorporates the net effect of digital asset gains and losses together with movements in certificate liabilities, which are intrinsically linked through the structuring and hedging of products. As such, it presents the combined outcome of these positions on a net basis, including the movement on the XBT Pricing Differential.

Capital Markets Revenue and Gains is driven by the Group’s Capital Markets activities, including trading, hedging and liquidity management. By aggregating these components, the measure provides a more representative view of the segment’s underlying performance than individual line items presented under U.S. GAAP.

		Period Ended June 30,			Percent
(in thousands)		2026	2025	Change	Change
Staking revenue		$6,642	$9,823	$(3,181)	(32.4)%
Lending book interest		2,432	4,927	(2,495)	(50.6)%
Other revenue		2,362	5,587	(3,225)	(57.7)%
Capital Markets revenue		$11,436	$20,337	$(8,901)	(43.8)%
Loss on digital assets and digital asset ETPs		(1,877,339)	(179,106)	(1,698,233)	948.2%
Gain on certificate liabilities		1,754,778	86,169	1,668,609	1936.4%
Other operating gains		109,430	115,403	(5,973)	(5.2)%
Less: unallocated gains on digital assets		—	1,812	(1,812)	(100.0)%
Capital Markets (losses)/gains		$(13,131)	$24,278	$(37,409)	(154.1)%
Capital Markets (losses)/revenue and gains		$(1,695)	$44,615	$(46,310)	(103.8)%
of which: XBT Pricing Differential	(i)	(16,556)	18,122	(34,678)	(191.4)%

(i)	The XBT Pricing Differential represents the unrealized, non-cash movement arising from the delta between the fair value of the Group’s XBT certificate liabilities, third-party digital asset ETPs, CME futures-based hedge positions, and the digital assets to which they relate. Because management does not consider this differential to reflect the Group’s underlying operating performance, it is excluded from Segment EBITDA and Capital Markets segment performance.

Available Capital Position

The Group’s liquidity is not solely represented by cash and cash equivalents. These resources primarily support product operations, investor redemptions and hedging activities associated with the Group’s Asset Management platform. Given the nature of the Group’s business model, cash and liquid resources are actively managed within the Group’s product, hedging and treasury activities, within defined risk and liquidity frameworks.

Accordingly, management assesses liquidity by reference to the Group’s Available Capital Position, which comprises cash balances and proprietary assets that can be readily realized to meet operational requirements and investor redemptions.

A significant component of this position relates to digital assets and hedging positions held in respect of accrued management fees within the CoinShares XBT Provider platform. While these assets are denominated in digital assets such as BTC and ETH, they are economically linked to fixed fiat-denominated fee balances and are not exposed to digital asset price volatility. These balances are realized as part of the normal redemption process.

This approach reflects the Group’s capital-light asset management model, complemented by a highly liquid balance sheet supporting the Group’s operations.

The below table reflects management’s view of the Group’s available capital position, which exceeds reported cash balances due to the deployment of capital into liquid hedging and market activities supporting the Group’s product platform.

(in thousands)	Period Ended June 30, 2026	Year Ended December 31, 2025	Change	Percent Change
Cash and cash equivalents	$47,068	$64,243	$(17,175)	(26.7)%
Digital assets – held for operations	2,515,483	3,974,713	(1,459,230)	(36.7)%
Digital assets – held as treasury	26,687	33,354	(6,667)	(20.0)%
Digital asset exchange traded products	640,116	1,145,428	(505,312)	(44.1)%
Digital asset receivables, net	238,969	108,517	130,452	120.2%
Total	3,468,323	5,326,255	(1,857,932)	(34.9)%

(in thousands)	Period Ended June 30, 2026	Year Ended December 31, 2025	Change	Percent Change
XBT Certificate Liabilities	(1,358,004)	(2,465,007)	1,107,003	(44.9)%
XBT CS Physical Certificate Liabilities	(1,326)	(1,279)	(47)	3.7%
CS Physical Certificate Liabilities	(1,406,792)	(2,041,154)	634,362	(31.1)%
Digital asset payables	(114,764)	(168,374)	53,610	(31.8)%
Amounts due to brokers	(173,582)	(169,086)	(4,496)	2.7%
Total	(3,054,468)	(4,844,900)	1,790,432	(37.0)%
Net	413,855	481,355	(67,500)	(14.0)%
of which: accrued fee	284,594	280,020	4,574	1.6%

(i)	The Group’s Available Capital Position includes the cumulative unrealized impact of the XBT Pricing Differential. This amounted to $10.2 million as of June 30, 2026 (December 31, 2025: $26.9 million).
(ii)	XBT accrued fees represent earned but unrealized management fees within the CoinShares XBT Provider platform. While held in digital assets, these balances are economically linked to fiat-denominated fee accruals and are not exposed to digital asset price volatility. The Group elects to realize these balances upon investor redemption of the underlying notes rather than as they are earned, and they are therefore included within available capital.

Material Contractual Obligations/Agreements

Across the Group there are several material agreements in place that bring rise to financial obligations.

CoinShares XBT Provider Prospectus

The CoinShares XBT Provider Prospectus outlines the contractual terms and conditions of the products in issue. The core obligations arising from the product issuance highlight that:

●	Investors have the right to request redemption of their XBT products in accordance with the procedures and notice periods set out in the prospectus. We are obliged to settle redemptions promptly.

●	The issuer must ensure that the XBT products remain fully supported through maintenance of appropriate hedging and collateral arrangements.

This results in a certificate liability recognized on our consolidated balance sheet on an ongoing basis (until note redemption) that is material. The liability is economically hedged by the Group through its proprietary assets which are actively managed, ensuring the requisite exposure to the digital assets referenced by the XBT products is constantly maintained. Similarly, we must maintain digital asset exposure that is sufficiently liquid to settle such liabilities on demand.

CS Physical Prospectuses

The CoinShares Physical Prospectuses outlines the contractual terms and conditions of the products in issue. The core obligations arising from the product issuance highlight that:

●	Investors have the right to request redemption of their CoinShares Physical products in accordance with the procedures and notice periods set out in the prospectus. We are obliged to settle redemptions promptly.

●	The issuer must ensure that the CoinShares Physical products remain fully collateralized, holding all assets at a designated custodian.

This results in a certificate liability recognized on our Consolidated balance sheet on an ongoing basis (until note redemption) that is material. Similarly, we always hold a digital asset balance equivalent to the liability.

Quantitative and Qualitative Disclosures about Market Risk

The Group is exposed to market risks arising from fluctuations in digital asset prices, foreign exchange rates and interest rates. These risks are managed through a combination of structural offsets inherent in the Group’s business model and active risk management strategies undertaken by the Capital Markets function.

Digital Asset Price Risk

The Group’s exposure to digital asset price movements primarily arises from holdings of digital assets on its balance sheet and from its role as issuer of exchange-traded products (“ETPs”). In respect of its ETP activities, the Group holds digital assets to hedge liabilities associated with issued products. As a result, movements in digital asset prices give rise to corresponding changes in both asset values and certificate liabilities, which are economically linked and largely offset one another.

Accordingly, while changes in digital asset prices may result in significant gross gains or losses within the consolidated statement of operations, the Group’s net economic exposure in respect of these positions is limited. The Group also holds certain digital assets for treasury purposes. These positions are actively subject to market price volatility and are as follows as of June 30, 2026, and December 31, 2025:

(in thousands)	As at June 30, 2026	As at December 31, 2025
Digital assets – held as treasury	26,687	33,354

Foreign Exchange Risk — CoinShares XBT Provider Accrued Fee

The Group is exposed to foreign exchange risk primarily in relation to accrued management fees within the CoinShares XBT Provider platform, which are denominated in EUR and SEK. To manage this exposure, the Group enters into foreign exchange swap arrangements and other hedging transactions. These positions are designed to mitigate the impact of currency fluctuations on the Group’s net economic exposure. While these hedging activities may give rise to gains or losses due to market movements and interest rate differentials, they are undertaken in the context of risk management and are intended to reduce overall exposure rather than create additional risk.

Liquidity and Funding Risk

The Group manages liquidity risk through maintaining a portfolio of liquid assets, including cash and digital assets that can be readily realized.

Given the Group’s business model, cash and liquid assets are actively managed within Capital Market activities, subject to defined risk and liquidity frameworks; however, management monitors overall liquidity based on a broader definition, which includes proprietary trading positions and assets held in connection with the CoinShares XBT Provider platform. This approach ensures that the Group can meet its operational requirements and investor redemption obligations as they fall due.

Counterparty Credit Risk — Lending

The Group is exposed to counterparty credit risk through its digital asset lending activities, whereby assets are lent to a select group of institutional counterparties. These counterparties are subject to internal approval processes and ongoing monitoring, with exposures managed within defined risk limits.

The Group’s lending activities are primarily conducted with established market participants, and counterparty risk is assessed through a combination of quantitative and qualitative factors, including creditworthiness, market reputation, liquidity profile and historical performance.

In certain instances, loans are extended on an uncollateralized basis. While such arrangements carry an inherent risk of counterparty default, the Group seeks to mitigate this risk through careful counterparty selection, diversification of exposures and active monitoring of credit conditions. The Group continuously evaluates its lending portfolio and may adjust exposure levels or terminate lending relationships where risk profiles change.

(in thousands)	As at June 30, 2026	As December 31, 2025	Change	Percent Change
Digital asset lending	$179,646	$70,472	$109,174	154.9%

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we are eligible to rely on certain exemptions from public company reporting requirements. These include, among others, the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in this prospectus and in our periodic reports and proxy statements, and the absence of any requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may also take advantage of the extended transition period provided under Section 107 of the JOBS Act for complying with new or revised accounting standards, which allows emerging growth companies to defer adoption of certain standards until they would otherwise apply to private companies. As a result of these accommodations, the information we provide may differ from that of other public companies that are not emerging growth companies.

We will continue to qualify as an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the first sale of our common shares pursuant to an effective registration statement, or the fiscal year in which our total annual gross revenues equal or exceed $1,235,000,000 (as such amount may be adjusted for inflation in accordance with SEC rules); or (ii) the date on which we become a large accelerated filer, meaning the market value of our common shares held by non-affiliates exceeds $700,000,000 as of the end of the second fiscal quarter of a given year, or the date on which we have issued more than $1,000,000,000 in non-convertible debt over the preceding three-year period.

Critical Accounting Estimates and Judgments

The preparation of the Group consolidated financial statements requires management to make judgments, estimates and assumptions in applying accounting policies to determine the reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Valuation of digital assets

Management needs to apply judgment in determining appropriate accounting policies based on the facts and circumstances of the digital asset holdings, including in the identification of a principal market. Furthermore, in certain cases when determining fair values, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management needs to apply judgment to identify the significance of particular inputs to their fair value measurement and consideration of factors specific to the asset.

The principal market for each digital asset is an active market with quoted prices for identical assets. Therefore, the fair value of the asset is measured within Level 1 as the product of the quoted price for the individual digital asset and the quantity held by the Group. As digital asset markets operate continuously, without a traditional market close, the Company established an accounting convention for the cut-off for determining the fair value of the digital assets on the reporting date as 11:59:59 GMT.

Valuation of certificate liabilities

The Group values its ETP assets using quoted prices in active markets wherever available. However, on certain reporting dates an ETP may not trade, even though the underlying digital asset it represents continues to move in value. In these circumstances, the Group adjusts the last available quoted price by reflecting the movement in the underlying digital asset up to the time of market close for that asset on the reporting date. This ensures that the fair value of the ETP remains aligned with the economic exposure represented by its underlying digital asset and maintains consistency with the valuation approach applied to the Group’s digital asset holdings.

Share based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. The Group measures the fair value of its share option liability using the binomial model. Share options are remeasured to fair value at the end of each reporting period until settlement or expiration.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2026. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level because of the identification of material weaknesses in internal control over financial reporting relating to the issues described below.

Management believes that our internal control over financial reporting in CoinShares International Limited and CoinShares PLC was ineffective as of June 30, 2026 because of the material weaknesses identified related to the following:

(i)	Deficiencies in the design and implementation of controls related to the detail and timeliness of reviews of reconciliations and other controls over financial reporting including the recognition, measurement and disclosures related to completeness of liabilities and to digital assets in CoinShares International Limited; and

(ii)	In respect of CoinShares International Limited, deficiencies in the design and implementation of effective IT general controls related to the accounting systems supporting the financial reporting process, including in relation to logical access and change management controls.

The Company is in the process of implementing the following measures to strengthen its financial reporting capabilities. The Company is taking the following actions: (1) the Company intends to hire additional technical resources to automate manual processes within the finance department and implement automated controls where possible; (2) the Company has enhanced the documentation of its internal controls and its controls over financial reporting. The Company is improving its control testing procedures and continuing remediate deficiencies in its internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control; and (3) the Company seeks to continually assess, and, as necessary, design and implement enhancements to such controls and related processes.

As of this date, the Company is in the process of remediating the material weaknesses identified. For instance, the Company intends to implement journal approval aiming to reduce the number of manual journals, as well as the adoption of enhanced processes and corrections of controls arising from this evaluation.

The Company notes that these remediation efforts will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when the Company will be able to fully remediate the material weaknesses is uncertain. While the Company is working to remediate the material weakness as timely and efficiently as possible, at this time the Company cannot provide an estimate of the time it will take to fully complete this remediation plan.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future.